AMENDED AND RESTATED ACQUISITION AGREEMENT

- between -

IAMGOLD CORPORATION

- and -

CAMBIOR INC.

September 29, 2006

TABLE OF CONTENTS

Article 1 INTERPRETATION		4

1.1	Definitions	4
1.2	Interpretation Not Affected by Headings	12
1.3	Number and Gender	12
1.4	Date for Any Action	12
1.5	Currency	12
1.6	Accounting	12
1.7	Knowledge	12
1.8	Schedules	13

Article 2 THE ARRANGEMENT		13

2.1	Arrangement	13
2.2	Bauxite Sale Process	16
2.3	General	17
2.4	Implementation Steps by Target	17
2.5	Interim Order	17
2.6	Circular	18
2.7	Preparation of Filings	18
2.8	Shareholder Communications	19

Article 3 REPRESENTATIONS AND WARRANTIES OF TARGET		20

3.1	Representations and Warranties	20
3.2	Effect of Disclosures	29
3.3	No Other Representations and Warranties	29
3.4	Survival of Representations and Warranties	29

Article 4 REPRESENTATIONS AND WARRANTIES OF PURCHASER		29

4.1	Representations and Warranties	29
4.2	Effect of Disclosures	38
4.3	No Other Representations and Warranties	38
4.4	Survival of Representations and Warranties	38

Article 5 COVENANTS OF TARGET AND PURCHASER		38

5.1	Covenants of Target Regarding the Conduct of Business	38
5.2	Covenants of Target Regarding the Arrangement	41
5.3	Pre-Acquisition Reorganizations	43
5.4	Covenants of Purchaser Regarding the Conduct of Business	43
5.5	Covenants of Purchaser Regarding the Performance of Obligations	46
5.6	Mutual Covenants	48

Article 6 CONDITIONS		48

6.1	Mutual Condition Precedents	48
6.2	Additional Conditions Precedent to the Obligations of Purchaser	49
6.3	Additional Conditions Precedent to the Obligations of Target	50

Article 7 ADDITIONAL AGREEMENTS		50

7.1	Notice and Cure Provisions	50
7.2	Non-Solicitation	51
7.3	Right to Match	53
7.4	Agreement as to Termination Fee	54
7.5	Fees and Expenses	55
7.6	Access to Information; Confidentiality	56
7.7	Insurance and Indemnification	56
7.8	Exchange De-Listing	56
7.9	Takeover Statutes	57
7.1	Matters	57
7.11	Rights Plan	57
7.12	Resignations	57

Article 8 TERM, TERMINATION, AMENDMENT AND WAIVER		58

8.1	Term	58
8.2	Termination	58
8.3	Amendment	59
8.4	Waiver	60

Article 9 GENERAL PROVISIONS		60

9.1	Notices	60
9.2	Governing Law; Waiver of Jury Trial	62
9.3	Injunctive Relief	62
9.4	Time of Essence	62
9.5	Entire Agreement, Binding Effect and Assignment	62
9.6	Severability	62
9.7	No Third Party Beneficiaries	63
9.8	Rules of Construction	63
9.9	Counterparts, Execution	63
9.1	Confidentiality and Prohibited Trading	63

AMENDED AND RESTATED ACQUISITION AGREEMENT

THIS AMENDED AND RESTATED ACQUISITION AGREEMENT dated September 29, 2006.

BETWEEN: IAMGOLD Corporation, a company incorporated under the federal laws of Canada (“Purchaser”)

AND: Cambior Inc., a company incorporated under the laws of Québec (“Target”)

WHEREAS the Parties have entered into an acquisition agreement dated as of September 13, 2006 (the “Original Acquisition Agreement”);

WHEREAS the Parties wish to amend and restate the Original Acquisition Agreement by this Agreement to give effect, inter alia, to certain changes to the Arrangement;

Now therefore, the Parties covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1	Definitions

In this Agreement, unless the context otherwise requires:

“Acquisition Proposal” means, any proposal or offer (written or oral) relating to any merger, consolidation, amalgamation, take-over bid, tender offer, arrangement, recapitalization, liquidation, dissolution, share exchange, sale of assets representing more than 50% of the net income, revenues or assets of Target and its subsidiaries, taken as a whole, any purchase or sale of shares or other securities of Target or any of its subsidiaries or rights or interests therein or thereto representing more than 50% of the voting power of the share capital of Target or any of its subsidiaries representing more than 50% of the net income, revenues or assets of Target and its subsidiaries, taken as a whole, or similar transactions involving Target and/or such subsidiaries, excluding the Arrangement and the transactions contemplated by this Agreement;

“affiliate” has the meaning ascribed thereto in the Securities Act;

“Agreement” means this Acquisition Agreement as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms hereof;

“Amalco” means the company created by the amalgamation of Target and Subco and existing under the QCA, pursuant to the Arrangement;

“Amalco Shares” means the common shares in the share capital of Amalco having the rights, privileges, conditions and restrictions respectively set out in Appendix A of the Arrangement By-Law;

“Arrangement” means an arrangement under Sections 49 and 123.107 and following of the QCA on the terms and subject to the conditions set out in the Arrangement By-Law, subject to any amendments or variations thereto made in accordance with the terms hereof and/or the Arrangement By-Law or made at the direction of the Court in the Final Order;

“Arrangement By-Law” means the By-Law 2006-A relating to the Arrangement substantially in the form and content of Schedule A annexed hereto, as such by-law may be amended pursuant to this Agreement;

“Arrangement Resolution” means the special resolution of the Target Shareholders approving the Arrangement By-Law, as required by the Interim Order and applicable Laws;

“Articles of Arrangement” means the articles of Target confirming the Arrangement which, pursuant to the QCA, shall be filed with the Enterprise Registrar after the Final Order has been issued;

“Bauxite Sale Process” has the meaning ascribed thereto in paragraph 2.2;

“business day” means any day, other than a Saturday, a Sunday and a statutory holiday in Montréal, Québec, or Toronto, Ontario;

“Change in Target Recommendation” has the meaning ascribed thereto in paragraph 5.2.1;

“Closing Date” means the second business day after the satisfaction or waiver (subject to applicable Laws) of all of the conditions (excluding conditions that, by their terms, cannot be satisfied until the Closing Date, but subject to the satisfaction or, where permitted, waiver of those conditions as of the Closing Date) set forth in Article 6, and unless another time or date is agreed to in writing by the Parties hereto;

“Competition Act” means the Competition Act (Canada), as amended from time to time;

“Confidentiality Agreement” means the letter agreement dated April 25, 2006 between Purchaser and Target pursuant to which Purchaser has been provided with access to confidential information of Target and Target has been provided with access to confidential information of Purchaser;

“Contract” means any contract, agreement, license, franchise, lease, arrangement, commitment, understanding or other right or obligation to which Target or any of its subsidiaries is a Party or by which Target or any of its subsidiaries is bound or affected or to which any of their respective properties or assets is subject;

“Convertible Debenture” has the meaning ascribed thereto in paragraph 3.1.5;

“Court” means the Superior Court of Québec;

“Data Room” means (i) the documents made available to Purchaser as of September 8, 2006 in the Target electronic virtual data room, (ii) the documents set forth in Schedule C annexed hereto, such documents having been made available to Purchaser in the data room located at 1111 Saint-Charles Street West, Longueuil, Québec, J4K 5G4 and (iii) documents or written information provided directly to Purchaser by Target or any of its advisors during site visits or at any other time prior to the date hereof;

“Effective Time” has the meaning ascribed thereto in the Arrangement By-Law;

“Enterprise Registrar” means the Enterprise Registrar appointed pursuant to the QCA;

“Environment” means the natural environment, including, soil, land surface or subsurface strata, surface waters, groundwater, air (including all layers of the atmosphere), organic and inorganic matter and living organisms;

“Environmental Laws” means all applicable Laws relating to health and safety, the Environment or the protection of the Environment or a Release;

“Environmental Permits” has the meaning ascribed thereto in paragraph 3.1.20.1;

“Exchange” means the Toronto Stock Exchange or the American Stock Exchange, and “Exchanges” means both of them;

“Exchange Act” means the United States Securities & Exchange Act of 1934, as amended;

“Exchange Ratio” means 0.42 Purchaser Shares for each Target Share;

“Fairness Opinion” means a written opinion of the Financial Advisor to the Board of Directors of Target that, as of the date of such opinion, the consideration offered under the Arrangement is fair, from a financial point of view, to the Target Shareholders;

“Final Order” means the final order of the Court approving the Arrangement, as such order may be amended or varied at any time prior to the Effective Time or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

“Financial Advisor” has the meaning ascribed thereto in paragraph 3.1.1;

“GAAP” means Canadian generally accepted accounting principles;

“Governmental Entity” means (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, ministry, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign, (b) any subdivision, agent or authority of any of the foregoing or (c) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“Hazardous Substances” means any waste or other substance that is prohibited, listed, defined, designated or classified as dangerous, hazardous, radioactive, explosive or toxic or a pollutant or a contaminant under or pursuant to any applicable Environmental Laws;

“including” means including without limitation, and “include” and “includes” have a corresponding meaning;

“Indebtedness” means, without duplication but excluding indebtedness between a person and its wholly-owned subsidiaries, (a) indebtedness for borrowed money (excluding any interest thereon), secured or unsecured, (b) obligations under conditional sale or other title retention Contracts relating to purchased property, (c) capitalized lease obligations, (d) obligations under interest rate cap, swap, collar or similar transactions or currency hedging transactions (valued at the termination value thereof) and (e) guarantees of any Indebtedness of any other person;

“Interim Order” means the interim order of the Court concerning the Arrangement, under subsection 49(1) of the QCA, containing declarations and directions with respect to the Arrangement and the holding of the Target Meeting, as such order may be amended by the Court;

“Law” or “Laws” means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgments, injunctions, determinations, awards, decrees or other requirements, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity or self-regulatory authority (including either of the Exchanges), and the term “applicable” with respect to such Laws (including Environmental Laws, Securities Laws and the QCA) and in a context that refers to one or more Parties, means such Laws as are applicable to such Party or its business, undertaking, property or securities and emanate from a person having jurisdiction over the Party or Parties or its or their business, undertaking, property or securities;

“Legal Actions” has the meaning ascribed thereto in 3.1.13;

“Liens” means any hypothecs, mortgages, liens, charges, security interests, pledges, claims, encumbrances and adverse rights or claims;

“Material Adverse Effect” means, with respect to each Party, any fact, change, effect, event or occurrence that, individually or in the aggregate with all other facts, changes, effects, events or occurrences, (i) is material and adverse to the business, affairs, results of operations or financial condition of such Party and its subsidiaries, taken as a whole, or (ii) would reasonably be expected to materially impair or delay the ability of such Party to perform its obligations hereunder, in each case, other than any fact, change, effect, event or occurrence resulting from (a) the announcement of the execution of this Agreement or the transactions contemplated hereby or the performance of any obligation hereunder, (b) changes in the global economic conditions or securities or currency markets in general or in the price of gold, (c) changes or circumstances generally affecting the mining industry, (d) commencement, occurrence or continuation of any war, armed hostilities or acts of terrorism, (e) any change in applicable Laws or in GAAP, or (f) any natural disaster, except in the case of clauses (c), (d), (e) and (f) to the extent any such change effect, event or occurrence has had a materially disproportionate effect on such Party and its subsidiaries taken as a whole as compared to other persons in the mining industry, as the case may be . The Parties acknowledge that (i) a failure to meet any earnings estimates previously made public by either Party, (ii) any adverse decrease in the market price or any decline in the trading volume of Target Shares or Purchaser Shares (as the case may be) on any stock exchange where these shares are traded or (iii) with respect to Target, any labour strike at the Rosebel mine, shall not, in and of itself, constitute a Material Adverse Effect;

“material fact” has the meaning ascribed thereto in the Securities Act (Ontario);

“Outside Date” means February 28, 2007, subject to the right of either Party to postpone the Outside Date for up to an additional 90 days (in 30-day increments) if the Regulatory Approvals have not been obtained and have not been denied by a non-appealable decision of a Governmental Entity, by giving written notice to the other Party to such effect no later than 5:00 p.m. (Eastern time) on the date that is 15 days prior to the original Outside Date (and any subsequent Outside Date), or such later date as may be agreed to in writing by the Parties;

“Parties” means Target and Purchaser, and “Party” means either of them;

“Permit” means any license, permit, certificate, consent, order, grant, approval, classification, registration, flagging or other authorization of and from any Governmental Entity;

“person” includes an individual, limited or general partnership, limited liability company, limited liability partnership, trust, joint venture, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“Post-Signing Returns” has the meaning ascribed thereto in paragraph 7.10.1;

“Purchaser Disclosure Schedule” has the meaning ascribed to in paragraph 4.1;

“Purchaser Financial Statements” has the meaning ascribed thereto in paragraph 4.1.9;

“Purchaser Shares” means the common shares in the capital of Purchaser;

“Purchaser’s Intellectual Property Rights” has the meaning ascribed thereto in paragraph 4.1.18;

“Purchaser’s MD&A” has the meaning ascribed thereto in paragraph 4.1.9;

“Purchaser Plans” has the meaning ascribed thereto in paragraph 4.1.23.1;

“Purchaser’s Public Disclosure Record” means all documents relating to Purchaser filed on the System for Electronic Document Analysis Retrieval (SEDAR) or the Electronic Document Gathering, Analysis and Retrieval System (EDGAR) before September 1, 2006;

“Purchaser’s Technology” has the meaning ascribed thereto in paragraph 4.1.18;

“Purchaser Warrant” means a warrant to purchase Purchaser Shares to be issued on the Effective Date to the holder of a Target Warrant, under a warrant indenture between Purchaser and Computershare Trust Company of Canada to be dated as of the Effective Date, with each such warrant entitling the holder thereof upon payment of an exercise price of $3.75 to purchase 0.42 of a Purchaser Share, provided that such warrants may only be exercised for whole Purchaser Shares. The term to expiry, conditions to and manner of exercising, and all other terms and conditions of such Purchaser Warrant will be substantially the same as those set forth in the Target Warrant Indenture;

“QCA” means the Companies Act (Québec) and the regulations made thereunder, as now in effect or amended from time to time;

“Regulatory Approvals” means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities required to consummate the Arrangement set forth in Schedule B hereto;

“Release” has the meaning prescribed in any Environmental Law and includes any sudden, intermittent or gradual release, spill, leak, pouring, emission, emptying, discharge, injection, escape, leaching, disposal, dumping, deposit, spraying, burial, abandonment or seepage of a Hazardous Substance, whether accidental or intentional, into the Environment;

“Replacement Option” has the meaning ascribed thereto in paragraph 2.1.2.5;

“Required Vote” has the meaning ascribed thereto in paragraph 2.5.2;

“Response Period” has the meaning ascribed thereto in subparagraph 7.3.1.2;

“Returns” means all reports, forms, elections, designations, schedules, statements, estimates, declarations of estimated tax, information statements and returns relating to, or required to be filed in connection with any Taxes;

“Sarbanes-Oxley Act” means the United States Sarbanes-Oxley Act of 2002 and the rules and regulations made thereunder, as now in effect or amended from time to time;

“Securities Act” means the Securities Act (Québec) and the rules, regulations and published policies made thereunder, as now in effect or amended from time to time;

“Securities Authorities” means the applicable securities commissions and other securities regulatory authorities in Canada and the United States;

“Securities Laws” means the Securities Act, all other applicable provincial and United States federal and state securities laws, rules and regulations and published policies thereunder, as now in effect or amended from time to time;

“Subco” means IAMGOLD-QUEBEC Co., a corporation existing under the QCA that is a wholly-owned subsidiary of Purchaser;

“subsidiary” means, with respect to a specified person, any person of which at least 50% of the voting power ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified person and shall include any person over which such specified person exercises direction or control or which is in a like relation to a subsidiary;

“Superior Proposal” has the meaning ascribed thereto in paragraph 7.2.1;

“Target Circular” means the notice of the Target Meeting and accompanying Target management information circular, including all appendices thereto, to be sent to Target Shareholders in connection with the Target Meeting, as amended, supplemented or otherwise modified;

“Target Disclosure Schedule” has the meaning ascribed thereto in paragraph 3.1;

“Target DSU” means a deferred share unit granted under the Target DSU Plan;

“Target DSU Plan” means the deferred share unit plan for directors of Target;

“Target Financial Statements” has the meaning ascribed thereto in paragraph 3.1.10;

“Target Meeting” means the special meeting of Target Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement;

“Target Option” means an option to purchase Target Shares granted by Cambior under the Target Stock Option Plan or otherwise;

“Target Plans” has the meaning ascribed thereto in paragraph 3.1.23.1;

“Target Shareholders” means the holders of Target Shares;

“Target Shareholder Rights Plan” means the Shareholder Rights Plan Agreement dated as of November 4, 2005 between Target and CIBC Mellon Trust Company, as amended from time to time;

“Target Shares” means the common shares in the capital of Target;

“Target Stock Option Plan” means the Stock Option Plan for Key Employees of Target and its subsidiaries;

“Target Warrants” means the Series C Common Share Purchase Warrants issued pursuant to the Target Warrant Indenture;

“Target Warrant Indenture” means the Warrant Indenture dated as of August 5, 2003 between Target and CIBC Mellon Trust Company;

“Target’s Intellectual Property Rights” has the meaning ascribed thereto in paragraph 3.1.18;

“Target’s MD&A” has the meaning ascribed thereto in paragraph 3.1.10;

“Target’s Public Disclosure Record” means all documents relating to the Target filed on the System for Electronic Document Analysis Retrieval (SEDAR) or the Electronic Document Gathering, Analysis and Retrieval System (EDGAR) before September 1, 2006;

“Target’s Technology” has the meaning ascribed thereto in paragraph 3.1.18;

“Tax Act” means the Income Tax Act (Canada), as amended from time to time and the regulations thereunder;

“Taxes” means all federal, state, provincial, territorial, county, municipal, local or foreign taxes, duties, imposts, levies, assessments, tariffs and other charges imposed, assessed or collected by a Governmental Entity including, but not limited to, (i) any gross income, net income, gross receipts, business, royalty, capital, capital gains, goods and services, value added, severance, stamp, franchise, occupation, premium, capital stock, sales and use, real property, land transfer, personal property, ad valorem, transfer, license, profits, windfall profits, environmental, payroll, employment, employer health, pension plan, anti-dumping, countervail, excise, severance, stamp, occupation, or premium tax, (ii) all withholdings on amounts paid to or by the relevant person, (iii) all employment insurance premiums, Canada, Québec and any other pension plan contributions or premiums, (iv) any fine, penalty, interest, or addition to tax, (v) any tax imposed, assessed, or collected or payable pursuant to any tax-sharing agreement or any other contract relating to the sharing or payment of any such tax, levy, assessment, tariff, duty, deficiency, or fee, and (vi) any liability for any of the foregoing as a transferee, successor, guarantor, or by contract or by operation of law;

“Termination Fee” has the meaning ascribed thereto in Section 7.4;

“Unexercised Options” has the meaning ascribed thereto in Section 2.1.2.5.

1.2	Interpretation Not Affected by Headings

The division of this Agreement into Articles, Sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph or Schedule by number or letter or both refer to the Article, Section, subsection, paragraph or Schedule, respectively, bearing that designation in this Agreement.

1.3	Number and Gender

In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders.

1.4	Date for Any Action

If the date on which any action is required to be taken hereunder by a Party is not a business day, such action shall be required to be taken on the next succeeding day which is a business day.

1.5	Currency

Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of Canada and “$” refers to Canadian dollars.

1.6	Accounting

Unless otherwise stated, all accounting terms used in this Agreement in respect of Target shall have the meanings attributable thereto under GAAP and all determinations of an accounting nature in respect of Target required to be made shall be made in a manner consistent with GAAP consistently applied.

1.7	Knowledge

In this Agreement, references to “the knowledge of a Party” means, with respect to Target, the actual knowledge, in their capacity as officers of Target and not in their personal capacity, of Louis P. Gignac, Bryan Coates and Marc Dagenais, and the knowledge such individuals would have had if they had carried out a reasonable inquiry, and with respect to

Purchaser, the actual knowledge, in their capacity as officers of Purchaser and not in their personal capacity, of Joseph F. Conway, Grant A. Edey and Larry E. Phillips, and the knowledge such individuals would have had if they had carried out a reasonable inquiry.

1.8	Schedules

The following Schedules are annexed to this Agreement and are incorporated by reference into this Agreement and form a part hereof:

Schedule A - Arrangement By-Law

Schedule B - Regulatory Approvals

Schedule C - Data Room Documents

ARTICLE 2
THE ARRANGEMENT

2.1	Arrangement

Subject to the terms hereof, commencing at the Effective Time, and as more fully set forth in the Arrangement By-Law:

2.1.1	Target and Subco shall be amalgamated and shall continue in existence as one and the same company, being Amalco, under the QCA on the following terms and conditions:

2.1.1.1	the name of Amalco shall be Cambior Inc. in the English and French language forms;

2.1.1.2	the head office of Amalco shall be situated in the Province of Québec and the address of its head office shall be 1111 St-Charles Street West, Suite 750 Longueuil, Québec, J4K 5G4;

2.1.1.3
Amalco shall be authorized to issue an unlimited number of Amalco Shares, without par value and without any share capital limit, having the rights, privileges, conditions and restrictions respectively set out in Appendix A of the Arrangement By-Law;

2.1.1.4	there shall be no restrictions on the activities that Amalco is authorized to carry on, nor any restrictions on the transfer of Amalco Shares;

2.1.1.5	the board of directors of Amalco will consist of not less than one and not more than ten directors, the exact number of which shall be determined by the directors from time to time;

2.1.1.6
the first directors of Amalco who shall hold office until the next annual meeting of shareholders of Amalco or until their successors are elected or appointed, shall be the persons whose names, addresses and occupation appear below:

Name	Address	Occupation
Joseph F. Conway	1111, rue Saint-Charles Ouest Tour Est, bureau 750 Longueuil, QC J4K 5G4	President and Chief Executive Officer of Purchaser
Larry Phillips	1111, rue Saint-Charles Ouest Tour Est, bureau 750 Longueuil, QC J4K 5G4	Vice President, Corporate Affairs and Corporate Secretary of Purchaser

2.1.1.7	the by-laws of Amalco shall be the by-laws of Target in effect prior to the Effective Time;

2.1.1.8	all of the rights and properties of Target and Subco immediately before the Effective Date become the rights and properties of Amalco by virtue of the Arrangement;

2.1.1.9	all of the liabilities of Target and Subco immediately before the Effective Date become the liabilities of Amalco by virtue of the Arrangement; and

2.1.1.10
the Articles of Arrangement shall be the articles of amalgamation of Subco and Target referred to in section 123.117 of the QCA and the certificate attesting to the amendment to the Articles of Target giving effect to the Arrangement shall be the certificate of amalgamation referred to in section 123.119 of the QCA;

2.1.2	on the amalgamation referred to in 2.1.1 above:

2.1.2.1
each of the Target Shares outstanding immediately prior to the Effective Time (other than those held by Purchaser, if any) shall be cancelled and each holder thereof (other than Purchaser) shall receive such number of duly authorized, fully-paid and non-assessable Purchaser Shares equal to the product of the number of such Target Shares held by such holder multiplied by the Exchange Ratio. No fractional Purchaser Shares will be issued under the

Arrangement, and any resulting fractional Purchaser Shares shall be rounded down or up, as appropriate, to the closest whole number, it being understood for greater certainty that 0.5 Purchaser Shares shall be rounded down to the closest whole number;

2.1.2.2	each Target Share outstanding immediately prior to the Effective Time held by the Purchaser, if any, shall be converted into one Amalco Share;

2.1.2.3	each of the common shares of Subco outstanding immediately prior to the Effective Time shall be converted into one Amalco Share;

2.1.2.4
all of the Target Warrants outstanding immediately prior to the Effective Time shall be cancelled and, in consideration for such cancellation, each holder thereof shall be issued by Purchaser one Purchaser Warrant for each Target Warrant cancelled. Warrant certificates previously evidencing Target Warrants shall thereafter evidence and be deemed to evidence Purchaser Warrants issued in replacement thereof;

2.1.2.5
each outstanding Target Option that is not exercised prior to the Effective Time (“Unexercised Option”) shall be cancelled and, in consideration for such cancellation, such holder shall receive from Purchaser a fully vested option (a “Replacement Option”) to purchase Purchaser Shares entitling the holder thereof, upon delivery to the executive offices of the Purchaser of a duly completed exercise notice addressed to the Corporate Secretary of the Purchaser, to purchase a number of Purchaser Shares equal to the product of the number of Target Shares issuable upon exercise of such Unexercised Option multiplied by the Exchange Ratio. Such Replacement Option shall provide for an exercise price per Purchaser Share equal to the exercise price per Target Share of such Unexercised Option immediately prior to the Effective Time divided by the Exchange Ratio; provided, however, that in no circumstance shall the exercise price per Purchaser Share be less than $.01 and if the calculation results in an exercise price of less than $.01, the exercise price shall be deemed to be $.01 per Purchaser Share. If the foregoing calculation results in a Replacement Option (A) being exercisable for a fraction of a Purchaser Share, then the number of Purchaser Shares subject to such Replacement Option shall be rounded down to the next whole number of Purchaser Shares, or (B) having an exercise price per Purchaser Share that is a fraction of a cent, then the exercise price per Purchaser Share under such Replacement Option shall be rounded up to the next whole cent. In addition, if required, the exercise price of each Replacement Option will be increased such that the excess, if any, of the aggregate fair market value of the

Purchaser Shares subject to such Replacement Option immediately after the Effective Time over the aggregate exercise price under the Replacement Option equals the excess, if any, of the aggregate fair market value of the Target Shares subject to the Target Stock Option Plan immediately before the Effective Time over the aggregate exercise price under such Target Stock Option Plan. Except as set forth above, all other terms and conditions of such Replacement Option (including the terms and conditions set forth in the Target Stock Option Plan to the extent such plan was previously applicable to such Unexercised Option) will be the same as the terms and conditions of such Unexercised Option. Any document or agreement previously evidencing such Unexercised Option shall thereafter evidence and be deemed to evidence such Replacement Options;

2.1.3	the Target Stock Option Plan shall be cancelled;

2.1.4
in consideration for Purchaser issuing Purchaser Shares to holders of Target Shares pursuant to Section 2.1.2.1, Amalco will issue to Purchaser a number of Amalco Shares equal to the aggregate number of Purchaser Shares issued to the holders of Target Shares;

2.1.5
in consideration for the Purchaser issuing Purchaser Warrants to holders of Target Warrants pursuant to Section 2.1.2.4, Amalco will issue to Purchaser a number of Amalco Shares equal to the aggregate number of Purchaser Shares to be issued to the holders of Target Warrants;

2.1.6
in consideration for the Purchaser issuing Replacement Options to holders of Unexercised Options pursuant to Section 2.1.2.5, Amalco will issue to Purchaser a number of Amalco Shares equal to the aggregate number of Purchaser Shares to be issued to the holders of Unexercised Options; and

2.1.7	the Shareholder Rights Plan shall be cancelled.

2.2	Bauxite Sale Process

The Parties acknowledge that Target is in the process of selling part or all of its equity interest in OMAI Bauxite Mining Inc. and OMAI Services Inc. (the “Bauxite Sale Process”) and agree that the Exchange Ratio shall in no event be adjusted due to the outcome of the Bauxite Sale Process. Purchaser agrees to support the Bauxite Sale Process, provided that Purchaser receives copies of all material documents relating thereto and all such other documents as Purchaser reasonably requests in connection therewith and that Purchaser consents to the terms thereof, acting in a commercially reasonable manner. From and after the date hereof, Purchaser shall be kept informed by Target in connection with the Bauxite Sale Process and Target shall provide Purchaser with copies of all material documents, forthwith upon receipt thereof by Target, and with copies of all other documents reasonably requested by Purchaser, forthwith upon request therefor.

2.3	General

Subject to the terms and conditions contained in this Agreement, each of the Parties hereto agrees to use its reasonable commercial efforts prior to the Effective Time to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or advisable to complete the transactions contemplated by this Agreement and the Arrangement.

2.4	Implementation Steps by Target

Target covenants in favour of Purchaser that Target shall:

2.4.1	subject to the terms of this Agreement, as soon as reasonably practicable, apply, in a manner reasonably acceptable to Purchaser, under Section 49 of the QCA for the Interim Order;

2.4.2
subject to the terms of this Agreement and in accordance with the Interim Order, as soon as reasonably practicable, convene and hold the Target Meeting for the purpose of considering the Arrangement Resolution;

2.4.3	subject to the terms of this Agreement, use commercially reasonable efforts to solicit from the Target Shareholders proxies in favour of the approval of the Arrangement Resolution;

2.4.4	obtain such approvals as are required by the Interim Order, proceed with and diligently pursue the application to the Court for the Final Order; and

2.4.5
subject to obtaining the Final Order and in accordance with Section 123.109 of the QCA, file with the Enterprise Registrar the Articles of Arrangement, and such other documentation as may be required in connection therewith, and obtain an endorsed certificate from the Enterprise Registrar in respect thereof.

2.5	Interim Order

The notice of motion for the application referred to in Section 2.4.1 shall request that the Interim Order provide:

2.5.1	for each class of persons to whom notice is to be provided in respect of the Arrangement and the Target Meeting and for the manner in which such notice is to be provided;

2.5.2
that, subject to the approval of the Court, the requisite approval for the Arrangement Resolution shall be 75 percent of the votes cast on the Arrangement Resolution by holders of Target Shares, present in person or by proxy at the Target Meeting, each Target Share entitling the holder thereof to one vote on the Arrangement Resolution (such approval described in this Section 2.5.2, the “Required Vote”);

2.5.3	that the terms, restrictions and conditions of the by-laws and articles of Target, including quorum requirements and all other matters, shall apply in respect of the Target Meeting; and

2.5.4	for the notice requirements with respect to the presentation of the application to the Court for a Final Order.

2.6	Circular

Subject to compliance with Section 2.7, as promptly as reasonably practicable after the execution and delivery of this Agreement, Target shall prepare the Target Circular together with any other documents required by the Securities Laws or other applicable Laws in connection with the Target Meeting required to be prepared by Target, and as promptly as is reasonably practicable after the execution and delivery of this Agreement, Target shall, unless otherwise agreed by the Parties, cause the Target Circular and other documentation required in connection with the Target Meeting to be sent to Target Shareholders and filed as required by the Interim Order and applicable Laws. The Target Circular shall include the recommendation of Target’s Board of Directors that Target Shareholders vote in favour of the Arrangement Resolution unless such recommendation has been withdrawn, modified or amended in accordance with the terms of this Agreement.

2.7	Preparation of Filings

2.7.1
Purchaser and Target shall co-operate with each other, and permit each other to provide comments to the extent reasonably practicable, in the preparation of any application for the Regulatory Approvals and any other orders, registrations, consents, filings, rulings, exemptions, no-action letters and approvals and the preparation of any documents reasonably deemed by either of the Parties to be necessary to discharge its respective obligations or otherwise advisable under applicable Laws in connection with the Arrangement and this Agreement as promptly as practicable hereafter.

2.7.2
Purchaser and Target shall co-operate in the preparation, filing and mailing of the Target Circular. In particular, Purchaser shall provide Target with such disclosure concerning Purchaser, including pro-forma financial statements required under Securities Laws for significant acquisitions, as may be required by applicable Laws. Target shall provide Purchaser with a reasonable opportunity to review and comment on the Target Circular, and, in particular, Purchaser shall be entitled to approve those portions of the Target Circular that include information about Purchaser, prior to its mailing to Target Shareholders and filing in accordance with the Interim Order and applicable Laws. Subject to Section 2.7.3, Purchaser acknowledges that whether or not such comments are appropriate or any revisions will be made as a result thereof to the Target Circular will be determined solely by Target acting reasonably.

2.7.3
Target shall ensure that the Target Circular complies with the Interim Order and all applicable Laws and, without limiting the generality of the foregoing, that the Target Circular does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (other than with respect to any information relating to and provided by Purchaser).

2.7.4
Purchaser shall ensure that the information to be supplied by it for inclusion in the Target Circular will, at the time of the mailing of the Target Circular, not contain any material misstatement, untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

2.7.5
Each of Target and Purchaser shall promptly notify the other if at any time before the Effective Time it becomes aware that the Target Circular, an application for a Regulatory Approval or any other order, registration, consent, ruling, exemption, no-action letter or approval, any registration statement or any circular or other filing under applicable Laws contains an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the Target Circular, such application, registration statement, circular or filing, and the Parties shall co-operate in the preparation of such amendment or supplement as required.

2.8	Shareholder Communications

Target and Purchaser agree to co-operate in the preparation of presentations, if any, to investors regarding the Arrangement, and no Party shall issue any press release or otherwise make public statements with respect to the Arrangement or this Agreement, without the consent of the other Party (which consent shall not be unreasonably withheld or delayed) and Target shall not make any filing with any Governmental Entity or with any Exchange with respect thereto without prior consultation with Purchaser and Purchaser shall not make any filing with any Governmental Entity or with any Exchange without prior consultation with Target; provided, however, that the foregoing shall be subject to each Party’s overriding obligation to make any disclosure or filing required under applicable Laws, and the Party making such disclosure shall use all commercially reasonable efforts to give prior oral or written notice to the other Party and reasonable opportunity to review or comment on the disclosure or filing (other than with respect to confidential information contained in such disclosure or filing), and if such prior notice is not possible, to give such notice immediately following the making of such disclosure or filing; and provided, further, that Target shall have no obligation to consult with Purchaser prior to any disclosure by Target with regard to an Acquisition Proposal.

Article 3
REPRESENTATIONS AND WARRANTIES OF TARGET

3.1	Representations and Warranties

Target hereby represents to and in favour of Purchaser, subject to such exceptions as are specifically disclosed in writing in the disclosure schedule (arranged in sections and subsections corresponding to the numbered and lettered sections and subsections contained in this Article 3  with the disclosures in any section or subsection of such schedule qualifying the corresponding section or subsection in this Article 3 supplied by Target to Purchaser dated as of the date hereof (the “Target Disclosure Schedule”), as follows and acknowledges that Purchaser is relying upon such representations and warranties in connection with the entering into of this Agreement:

3.1.1
Board Approval. As of the date hereof, the Board of Directors of Target, after consultation with its financial and legal advisors, has determined unanimously that the Arrangement is fair to the Target Shareholders (other than Purchaser) and is in the best interests of Target and has resolved unanimously to recommend to the Target Shareholders that they vote their Target Shares in favour of the Arrangement. The Board of Directors of Target has unanimously approved the Arrangement and the execution and performance of this Agreement. The Board of Directors of Target has received a Fairness Opinion from BMO Nesbitt Burns Inc. (the “Financial Advisor”), and a true and complete copy thereof has been provided to Purchaser.

3.1.2
Organization and Qualification. Target and each of its subsidiaries is a corporation duly incorporated, continued or amalgamated or an entity duly created and validly existing under the laws of its jurisdiction of incorporation, continuance, amalgamation or creation and has the requisite corporate or other power and authority to own its assets as now owned and to carry on its business as it is now being conducted, except where the failure to do so would not reasonably be expected to have a Material Adverse Effect on Target. Target and each of its subsidiaries is duly registered or otherwise authorized to do business and each is in good standing in each jurisdiction in which the character of its properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such registration necessary, except where the failure to be so registered or in good standing would not reasonably be expected to have a Material Adverse Effect on Target. Correct, current and complete copies of the certificates of incorporation, continuance or amalgamation and bylaws (or the equivalent organizational documents), each as amended to date, of Target and each of its subsidiaries listed in the Data Room have been made available to Purchaser and its advisors for their review either in the Data Room or at Target’s executive office.

3.1.3
Authority Relative to this Agreement. Target has the requisite corporate power and authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and, subject to the Required Vote, the consummation by Target of the transactions contemplated by this Agreement have been duly authorized by the Board of Directors of Target, and no other corporate proceedings on the part of Target are necessary to authorize the execution and delivery by it of this Agreement or any agreement ancillary hereto and the consummation by it of the transactions contemplated hereby and thereby. This Agreement has been duly executed and delivered by Target and constitutes a legal, valid and binding obligation of Target enforceable against Target in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

3.1.4
No Violations. Neither the execution and delivery of this Agreement by Target nor the consummation of the Arrangement by Target nor compliance by Target with any of the provisions hereof will: (1) violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default), result in granting to a third party a right to reduce rentals, fees or other payments to Target or one of its subsidiaries, or result in granting to a third party a right of first refusal, first opportunity, or other right or option to acquire properties or assets of Target or one of its subsidiaries, or grant to a third party a right to force Target or one of its subsidiaries to purchase one or more assets, or result in a right of termination or acceleration under, or the creation of any Lien upon, any of the properties or assets of Target or any of its subsidiaries or cause any Indebtedness of Target or any of its subsidiaries to come due before its stated maturity or cause any credit commitment to cease to be available or cause any payment or other obligation to be imposed on Target or any of its subsidiaries under any of the terms, conditions or provisions of (A) their respective charters or by-laws or other comparable organizational documents or (B) any note, bond, mortgage, indenture, loan agreement, deed of trust, Lien, or other Contract to which Target or any of its subsidiaries is a party or to which any of them, or any of their respective properties or assets, may be subject or by which Target or any of its subsidiaries is bound; or (2) subject to obtaining the Regulatory Approvals and the Required Vote and except for complying with applicable corporate, securities, competition and antitrust Laws, (x) violate any Law applicable to Target or any of its subsidiaries or any of their respective properties or assets; or (y) cause the suspension or revocation of any Permit currently in effect (except, in the case of each of clauses (l)(B) and (2) above, for such violations, conflicts, breaches, defaults, terminations, accelerations or creations of Liens which, or any consents, approvals or notices which if not given or received, would not reasonably be expected to have a Material Adverse Effect on Target).

3.1.5	Capitalization. As of the date hereof, the authorized share capital of Target consists of an unlimited number of Target Shares and an unlimited number of

Class I and Class II preferred shares. As at August 31, 2006, 276,366,730 Target Shares in the capital of Target are issued and outstanding and no Class I or Class II preferred shares are issued and outstanding. As at August 31, 2006, there are issued and outstanding (i) options to purchase an aggregate of 5,895,845 Target Shares granted under the Target Stock Option Plan, (ii) options to purchase an aggregate of 269,722 Target Shares issued in connection with the acquisition of Ariane Gold Corp., (iii) 20,000,000 Target Warrants and 14,667,000 Series D Common Share Purchase Warrants issued pursuant to a Warrant Indenture dated as of October 6, 2004 between Target and CIBC Mellon Trust Company to acquire in the aggregate 34,667,000 Target Shares at an exercise price of $3.75 and $4.35, respectively and (iv) 37,500 Target DSUs granted under the Target DSU Plan. The Series C Common Share Purchase Warrants and the Series D Common Share Purchase Warrants are listed and trade on the Exchanges. As of the date hereof, Target also has outstanding a $1.5 million principal amount convertible debenture maturing on December 19, 2006 (the “Convertible Debenture”). Except as set forth above in this Section 3.1.5, there are no stock options, warrants or other rights (including convertible or exchangeable securities), agreements or commitments of any character whatsoever (contingent or otherwise) requiring the issuance, sale or transfer by Target of any shares in the capital of Target or any securities convertible into or exchangeable or exercisable for or otherwise evidencing a right to acquire, any shares in the capital of Target, nor are there any outstanding stock appreciation rights, phantom equity or similar rights, agreements, arrangement or commitments based upon the book value, income or other attribute of Target.

3.1.6
Target Shareholder Rights Plan. The Data Room contains a correct and complete copy of the Target Shareholder Rights Plan, including all exhibits thereto. Target has taken all necessary action so that neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) cause the Rights (as defined in the Target Shareholder Rights Plan) to become exercisable, (ii) cause any person to become an Acquiring Person (as defined in the Target Shareholder Rights Plan) or (iii) give rise to a Separation Time or a Flip-in Event (each as defined in the Target Shareholder Rights Plan).

3.1.7
Reporting Status and Securities Laws Matters. Target is (x) a “reporting issuer” and not on the list of reporting issuers in default under the applicable Canadian provincial and territorial Securities Laws and (y) a “foreign private issuer” as defined in Rule 405 of the United States Securities Act of 1933, as amended and is in compliance in all material respects with all Securities Laws. No delisting, suspension of trading in or cease trading order with respect to any securities of Target and, to the knowledge of Target, no inquiry or investigation (formal or informal) of any Securities Authority, is in effect or ongoing or, to the knowledge of Target, expected to be implemented or undertaken and which would reasonably be expected to have a Material Adverse Effect on Target. Target is not an investment company registered or required to be registered under the U.S. Investment Company Act of 1940, as amended. No subsidiary of Target is subject to the continuous disclosure requirements under any Securities Laws. True and complete copies of all material correspondence between any Securities Authority and Target since December 31, 2005 are in the Data Room.

3.1.8
Ownership of Subsidiaries. All of the outstanding shares of capital stock and other ownership interests in Target’s subsidiaries are duly authorized, validly issued, fully paid and non-assessable and all such shares and other ownership interests held directly or indirectly by Target are, except pursuant to restrictions on transfer contained in constituting documents or pursuant to existing financing arrangements involving Target or its subsidiaries, owned free and clear of all Liens, and there are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any such shares of capital stock or other ownership interests in or real properties of any of Target’s subsidiaries. There are no outstanding contractual or other obligations of any subsidiaries of Target to (i) repurchase, redeem or otherwise acquire any of its securities or with respect to the voting or disposition of any outstanding securities of any subsidiaries of Target, (ii) make any investment in or, except in the ordinary course of business consistent with past practice, provide any funds to (whether in the form of a loan, capital contribution or otherwise) any person, other than a wholly-owned subsidiary of Target or (iii) provide any guarantee with respect to any subsidiary of Target or any other person in excess of $10,000,000 in the aggregate, other than any replacement guarantee which does not increase the amount of the guarantee being replaced.

3.1.9
Reports. The documents comprising Target’s Public Disclosure Record (1) did not at the time filed with Securities Authorities or, as applicable, the time of becoming effective, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, and (2) included all documents required to be filed in accordance with Securities Laws with the Securities Authorities and the Exchanges and complied in all material respects with Securities Laws. Target has timely filed with the Securities Authorities all forms, reports, schedules, statements and other documents required to be filed by Target with the Securities Authorities since December 31, 2005 where the failure to timely file would reasonably be expected to have a Material Adverse Effect on Target.

3.1.10
Target Financial Statements. Target’s audited consolidated financial statements as at and for the fiscal years ended December 31, 2005 and 2004 (including the notes thereto and related management’s discussion and analysis (“Target’s MD&A”)) and Target’s unaudited financial statements as at and for the six months ended June 30, 2006 (including the notes thereto and related Target’s MD&A) (collectively, the “Target Financial Statements”) and all financial statements of Target and its subsidiaries included or incorporated by reference in information circulars, forms, reports, statements, prospectuses and other documents filed with Securities Authorities since December 31, 2004 were prepared in accordance with GAAP consistently applied (except (A) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of Target’s independent auditors, or (B) in the case of unaudited interim consolidated financial statements, are subject to normal period-end adjustments and may omit notes which are not required by applicable Laws in the unaudited statements) and fairly present in all material respects the consolidated financial position, results of operations and changes in financial position of Target and its subsidiaries as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim consolidated financial statements, to normal period-end adjustments) and reflect reserves required by GAAP in respect of all material contingent liabilities, if any, of Target and its subsidiaries on a consolidated basis. There has been no material change in Target’s accounting policies, except as described in the notes to the Target Financial Statements, since December 31, 2005. None of Target or its subsidiaries had any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) required by GAAP to be set forth in a consolidated balance sheet of Target or in the notes thereto, except for any liabilities or obligations incurred since June 30, 2006 in the ordinary course of business.

3.1.11
Sarbanes-Oxley Act. Target and, to Target’s knowledge, each of its officers and directors are in compliance in all material respects with and have complied in all material respects with the applicable provisions of the Sarbanes-Oxley Act and the Exchange Act.

3.1.12
Absence of Certain Changes. Since June 30, 2006, (i) Target and each of its subsidiaries have conducted their business in the ordinary course of business consistent with past practice, except for the transactions contemplated by this Agreement (including the Bauxite Sale Process) and the process undertaken by Target relating to the solicitations of interest for an acquisition of Target or similar strategic transaction, (ii) there has not been a Material Adverse Effect on Target, and (iii) neither Target nor any of its subsidiaries has taken any action which, if taken after the date of this Agreement, would be prohibited by paragraphs 5.12 or 5.1.4 (other than subparagraphs (iv), (v), (vi) and (vii) of paragraph 5.1.4).

3.1.13
Litigation. There are no claims, actions, suits, demands, arbitrations, charges, indictments, hearings or other civil, criminal, administrative or investigative proceedings, or other investigations or examinations known to Target (collectively, “Legal Actions”) pending or, to the knowledge of Target, threatened, affecting Target or any of its subsidiaries or affecting any of their respective property or assets at law or in equity before or by any Governmental Entity or against any director, officer or employee of Target or any of its subsidiaries, which Legal Actions would reasonably be expected to have a Material Adverse Effect on Target. Neither Target nor any of its subsidiaries nor their respective assets or properties is subject to any outstanding judgment, order, writ, injunction or decree that has had or would reasonably be expected to have a Material Adverse Effect on Target.

3.1.14
Taxes. Target and each of its subsidiaries has duly and timely filed all material Returns required to be filed by it prior to the date hereof, other than those which have been administratively waived, and all such Returns are complete and correct in all material respects. Each of them has paid, or withheld and remitted on a timely basis all Taxes which are due and payable on or before the date hereof, other than those which, adequate reserves in accordance with GAAP have been provided in the most recently published Target consolidated financial statements. Except as provided for in the Target Financial Statements, there are no deficiencies, litigation, proposed adjustments audits, assessment or reassessment asserted, pending or threatened by a Government Authority or any other Person with respect to Taxes of Target or any of its subsidiaries.

3.1.15
Property and Title. Applying customary standards in the Canadian mining industry, each of Target, its subsidiaries and its material joint ventures has, to the extent necessary to permit the operation of their respective businesses as presently conducted; (a) sufficient title, clear of any title defect or Lien (other than as disclosed in Target’s Public Disclosure Record) to its operating properties and properties with estimated proven and probable mineral reserves and/or estimated mineral resources (other than property to which it is lessee, in which case it has a valid leasehold interest) and (b) good and sufficient title to the real property interests including, without limitation, fee simple estate of and in real property, leases, easements, rights of way, permits, mining claims, concessions or licenses from landowners or authorities permitting the use of land by Target, its subsidiaries and its material joint ventures (other than as disclosed in Target’s Public Disclosure Record). Target, its subsidiaries and its material joint ventures hold all mineral rights required to continue their respective businesses and operations as currently concluded and as proposed to be conducted as disclosed in Target’s Public Disclosure Record, except to the extent that a failure to do so would not constitute a Material Adverse Effect with respect to Target. Except for such failures of title or Liens and royalty burdens that would, individually or in the aggregate, not have a Material Adverse Effect with respect to Target, (x) all mineral rights held by Target, its subsidiaries and its material joint ventures are free and clear of all Liens and royalty burdens (other than as disclosed in Target’s Public Disclosure Record) and (y) none of such mineral rights are subject to reduction by reference to mine payout or otherwise except for those created in the ordinary course of business and which would not have a Material Adverse Effect with respect to Target.

3.1.16	Mineral Reserves and Resources. The estimated proven and probable mineral reserves and estimated, measured, indicated and inferred mineral resources disclosed in Target’s Public Disclosure Record as of year-end December 31, 2005 have been prepared and disclosed in all material respects in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects. There has been no material reduction (other than as a result of operations in the ordinary course of business) in the aggregate amount of estimated mineral reserves, estimated mineral resources or mineralized material of Target and its subsidiaries and Target’s material joint ventures, taken as a whole, from the amounts disclosed in the Target’s Public Disclosure Record.

3.1.17
Compliance with Laws. Target and its subsidiaries have complied with and are not in violation of any applicable Laws, other than non-compliance or violations which would not reasonably be expected to have a Material Adverse Effect on Target.

3.1.18
Intellectual Property. (i) Target and its subsidiaries own all right, title and interest in and to, or are validly licensed (and are not in material breach of such licenses) to use all patents, trade-marks, trade names, copyrights, know-how, trade secrets, software, technology, and all other intellectual property and proprietary rights that are material to the conduct of the business, as presently conducted, of Target and its subsidiaries taken as a whole (collectively, “Target’s Intellectual Property Rights”); (ii) all such Target’s Intellectual Property Rights are sufficient for conducting the business, as presently conducted, of Target and its subsidiaries taken as a whole; (iii) to the knowledge of Target, all such Target’s Intellectual Property Rights are valid and enforceable and do not, nor do their exercise, infringe in any material way upon any third parties’ intellectual property and proprietary rights; (iv) the consummation of the transactions contemplated hereby will not render invalid or unenforceable any such Target’s Intellectual Property Rights; (v) to the knowledge of Target, no third party is infringing upon such Target’s Intellectual Property Rights in any material respect; (vi) all hardware, software and firmware, processed data, technology infrastructure and other computer systems used in connection with the conduct of the business, as presently conducted, of Target and its subsidiaries taken as a whole (collectively, the “Target’s Technology”), are up-to-date and sufficient for conducting the business, as presently conducted, of Target and its subsidiaries taken as a whole; (vii) Target and its subsidiaries have commercially reasonable virus protection and security measures in place in relation to such Target’s Technology; and (viii) Target and its subsidiaries have reasonable back-up systems and a disaster recovery plan adequate to ensure the continuing availability of the data stored through and the functionality provided by the Target’s Technology, and have ownership of or a valid license to the Intellectual Property Rights necessary to allow them to continue to access the data stored through and provide the functionality provided by the Target’s Technology in the event of any malfunction of the Target’s Technology or other form of disaster affecting the Target’s Technology.

3.1.19	Insurance. Target and its subsidiaries maintain policies of insurance as are listed in the Data Room and Target is in compliance in all material respects with all requirements with respect thereto.

3.1.20	Environment. Except as disclosed in Target’s Public Disclosure Record or contained in the Data Room:

3.1.20.1
all material permits, licences, approvals, consents, certificates and other authorizations of any kind or nature required for the ownership, operation, development, maintenance or use of any of the assets under Environmental Laws (“Environmental Permits”) have been obtained and maintained in effect;

3.1.20.2
Target and its subsidiaries, their respective assets and ownership, operation, development, maintenance and use thereof are in material compliance with all Environmental Laws and with all Environmental Permits; and

3.1.20.3
Target is not aware of and neither it nor any of its subsidiaries has received (i) any order or directive from a Governmental Entity under Environmental Laws which requires any material work, repairs, construction, or capital expenditures; or (ii) any written demand or notice with respect to the material breach of any Environmental Law or any Environmental Permit applicable to Target or any of its subsidiaries or any of their respective business or assets.

The Parties agree that Sections 3.1.17 and 3.1.20 are the sole representations and warranties of Target relating to compliance with Environmental Laws and that Target provides each such representation and warranty to its knowledge, without inquiry, with respect to those operations and assets which it does not operate.

3.1.21
Brokers. Except for the Financial Advisor, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from, or to the reimbursement of any of its expenses by, Target in connection with this Agreement or the Arrangement. Target has provided to Purchaser a correct and complete copy of all agreements relating to the arrangements between it and its Financial Advisor which is in effect at the date hereof (including with respect to the Bauxite Sale Process) and agrees not to amend the terms of any such agreement relating to the payment of fees and expenses without the prior written approval of Purchaser, which consent may not be unreasonably withheld.

3.1.22	Material Contracts. The Data Room contains true and complete copies of all material Contracts.

3.1.23	Pension and Employee Benefits

3.1.23.1	Target and each of its subsidiaries have complied in all material respects, with the terms of all agreements, health, welfare, supplemental unemployment benefit, bonus, profit sharing, deferred compensation, stock purchase, stock compensation, disability, pension or retirement plans and other employee or director compensation or benefit plans, policies or arrangements which are maintained by or binding upon Target or such subsidiary or in respect of which Target or any of its subsidiaries has any actual or potential liability (including the Target DSU Plan and the Target Stock Option Plan) (collectively, the “Target Plans”) and with all applicable Laws relating thereto.

3.1.23.2
All of the Target Plans are and have been established, registered, qualified and, in all material respects, administered in accordance with all applicable Laws, and in accordance with their terms and the terms of agreements between Target and/or any of its subsidiaries, as the case may be, and their respective employees who are members of the Target Plans.

3.1.23.3
All current obligations of Target or any of its subsidiaries regarding the Target Plans have been satisfied except as would not reasonably be expected to have a Material Adverse Effect on Target and no Taxes are owing or exigible under any of the Target Plans. All contributions or premiums required to be made by Target or any of its subsidiaries, as the case may be, under the Terms of each Target Plan or by applicable Laws have been made in a timely fashion in accordance with applicable Laws and the terms of the Target Plans except as would not reasonably be expected to have a Material Adverse Effect on Target.

3.1.23.4
Each Target Plan is insured or funded as may be required by applicable Law and in good standing with such Governmental Entities as may be applicable and, as of the date hereof, no currently outstanding notice of under-funding, non-compliance, failure to be in good standing or otherwise has been received by Target or any of its subsidiaries from any such Governmental Entities. No Target Plan provides any non-pension post-retirement or post-employment benefits. Target would not incur any material withdrawal liability from withdrawing from any multiemployer plan (within the meaning of Section 3(37) of the Employee Retirement Income Security Act of 1974, as amended). Target has an effective reservation of rights for each non-pension-post retirement or post-employment benefit plan which allows Target to amend or terminate such plan, subject to applicable Law.

3.1.23.5	To the knowledge of Target, no Target Plan is subject to any pending investigation, examination or other proceeding, action or claim initiated by any Governmental Entity, or by any other party

(other than routine claims for benefits), and there exists no state of facts which after notice or lapse of time or both would reasonably be expected to give rise to any such investigation, examination or other proceeding, action or claim or to affect the registration or qualification of any Target Plan required to be registered or qualified.

3.1.23.6
Neither the execution and delivery of this Agreement by Target nor consummation of the Arrangement nor compliance by Target with any of the provisions hereof, shall result in any payment (including severance, unemployment compensation, bonuses or otherwise) becoming due to any director or employee of Target or any of its subsidiaries or result in any increase or acceleration of contributions, liabilities or benefits, or acceleration of vesting, under any Target Plan or restriction held in connection with a Target Plan.

3.2	Effect of Disclosures

Each of the representations and warranties of Target set forth in Sections 3.12 to 3.1.23, inclusive, is qualified by and is made subject to the disclosures made in the Data Room, in Target’s Public Disclosure Record and in the Target Disclosure Schedule.

3.3	No Other Representations and Warranties

Except for the representations and warranties contained in this Agreement, neither Target nor its subsidiaries nor any other Person or its subsidiaries makes any representation or warranty, express or implied, on behalf of Target and its subsidiaries with respect to the transactions contemplated by this Agreement.

3.4	Survival of Representations and Warranties

The representations and warranties of Target contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF PURCHASER

4.1	Representations and Warranties

Purchaser hereby represents and warrants to and in favour of Target, subject to such exceptions as are specifically disclosed in writing in the disclosure schedule (arranged in sections and subsections corresponding to the numbered and lettered sections and subsections contained in this Article 4 with the disclosures in any section or subsection of such schedule qualifying the corresponding section or subsection in this Article 4 supplied by Purchaser to Target dated as of the date hereof (the “Purchaser Disclosure Schedule”), as follows and acknowledges that

Target is relying upon such representations and warranties in connection with the entering into of this Agreement:

4.1.1	Board Approval. The Board of Directors of Purchaser has unanimously approved the execution and performance of this Agreement.

4.1.2
Organization and Qualification. Purchaser and each of its subsidiaries is a corporation duly incorporated, continued or amalgamated or an entity duly created and validly existing under the laws of its jurisdiction of incorporation, continuance, amalgamation or creation and has the requisite corporate or other power and authority to own its assets as now owned and to carry on its business as it is now being conducted, except where the failure to do so would not reasonably be expected to have a Material Adverse Effect on Purchaser. Purchaser and each of its subsidiaries is duly registered or otherwise authorized to do business and each is in good standing in each jurisdiction in which the character of its properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such registration necessary, except where the failure to be so registered or in good standing would not reasonably be expected to have a Material Adverse Effect on Purchaser.

4.1.3
Authority Relative to this Agreement. Purchaser has the requisite corporate authority to enter into this Agreement and to carry out its obligations hereunder. The execution, delivery and performance of this Agreement and the consummation by Purchaser of the transactions contemplated by this Agreement have been duly authorized by the Board of Directors of Purchaser, and no other corporate proceedings on the part of Purchaser are necessary to authorize the execution and delivery by it of this Agreement and the consummation by it of the transactions contemplated thereby. This Agreement has been duly executed and delivered by Purchaser and constitutes a legal, valid and binding obligation of Purchaser enforceable against it in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

4.1.4
No Violations. Neither the execution and delivery of this Agreement by Purchaser nor the consummation of the Arrangement by Purchaser nor compliance by Purchaser with any of the provisions hereof will violate, conflict with, or result in a breach of any material provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under (A) the articles of incorporation or Laws governing Purchaser or (B) any material contract or other instrument or obligation to which Purchaser or any of its subsidiaries is a party or to which any of them, or any of their respective properties or assets, may be subject or by which Purchaser or any of its subsidiaries is bound and, in each case, individually or in the aggregate would materially adversely affect Purchaser’s ability to perform its obligations under this Agreement or (C) subject to obtaining the Regulatory Approvals, violate any Law applicable to Purchaser or any of its subsidiaries or any of their respective properties or assets (except, in the case of clause (C) above, for such violations which would not reasonably be expected to have any Purchaser Material Adverse Effect).

4.1.5
Capitalization. As of the date hereof, the authorized share capital of Purchaser consists of an unlimited number of Purchaser Shares, an unlimited number of first preference shares and an unlimited number of second preference shares. As of September 13, 2006, 175,874,184 Purchaser Shares and 3,540,342 options to acquire Purchaser Shares are issued and outstanding, and no first preference shares or second preference shares in the capital of Purchaser are issued and outstanding. Except as set forth above in this Section 4.1.5, there are no stock options, warrants or other rights (including convertible or exchangeable securities), agreements or commitments of any character whatsoever (contingent or otherwise) requiring the issuance, sale or transfer by Purchaser of any shares in the capital of Purchaser or any securities convertible into or exchangeable or exercisable for or otherwise evidencing a right to acquire, any shares in the capital of Purchaser, nor are there any outstanding stock appreciation rights, phantom equity or similar rights, agreements, arrangement or commitments based upon the book value, income or other attribute of Purchaser.

4.1.6
Reporting Status and Securities Laws Matters. Purchaser is (x) a “reporting issuer” and not on the list of reporting issuers in default under the applicable Canadian provincial and territorial Securities Laws and (y) a “foreign private issuer” as defined in Rule 405 of the United States Securities Act of 1933, as amended and is in compliance in all material respects with all Securities Laws. No delisting, suspension of trading in or cease trading order with respect to any securities of Purchaser and, to the knowledge of Purchaser, no inquiry or investigation (formal or informal) of any Securities Authority, is in effect or ongoing or, to the knowledge of Purchaser, expected to be implemented or undertaken and which would reasonably be expected to have a Material Adverse Effect on Purchaser. Purchaser is not an investment company registered or required to be registered under the U.S. Investment Company Act of 1940, as amended. No subsidiary of Purchaser is subject to the continuous disclosure requirements under any Securities Laws. No approval from the shareholders of Purchaser is required in connection with the execution of this Agreement by Purchaser or the consummation of the Arrangement (including for greater certainty, as a result of the issuance of Purchaser Shares to holders of Target Shares) pursuant to Securities Laws or rules of the Toronto Stock Exchange or the New York Stock Exchange.

4.1.7
Ownership of Subsidiaries. Except with respect to Liens granted in connection with the syndicated loan facility dated December 2003, in respect of the Mupane Gold Project, all of the outstanding shares of capital stock and other ownership interests in Purchaser’s subsidiaries are duly authorized, validly issued, fully paid and non-assessable and all such shares and other ownership interests held directly or indirectly by Purchaser are, except pursuant to restrictions on transfer contained in constituting documents or pursuant to existing financing arrangements involving Purchaser or its subsidiaries, owned free and clear of all Liens, and there are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any such shares of capital stock or other ownership interests in or real properties of any of Purchaser’s subsidiaries.

4.1.8
Reports. The documents comprising Purchaser’s Public Disclosure Record (1) did not at the time filed with Securities Authorities or, as applicable, the time of becoming effective, contain any untrue statement of a material factor omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, and (2) included all documents required to be filed in accordance with Securities Laws with the Securities Authorities and the Exchanges and complied in all material respects with Securities Laws. Purchaser has timely filed with the Securities Authorities all forms, reports, schedules, statements and other documents required to be filed by Purchaser with the Securities Authorities since December 31, 2005 where the failure to timely file would reasonably be expected to have a Material Adverse Effect on Purchaser.

4.1.9
Purchaser Financial Statements. Purchaser’s audited consolidated financial statements as at and for the fiscal years ended December 31, 2005 and December 31, 2004 (including the notes thereto and related management’s discussion and analysis (“Purchaser’s MD&A”)) and Purchaser’s unaudited financial statements as at June 30, 2006 (including the notes thereto and related Purchaser’s MD&A) (collectively, the “Purchaser Financial Statements”) and all financial statements of Purchaser and its subsidiaries included or incorporated by reference in information circulars, forms, reports, statements, prospectuses and other documents filed with Securities Authorities since December 31, 2004 were prepared in accordance with GAAP consistently applied (except (A) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of Purchaser’s independent auditors, or (B) in the case of unaudited interim consolidated financial statements, are subject to normal period-end adjustments and may omit notes which are not required by applicable Laws in the unaudited statements) and fairly present in all material respects the consolidated financial position, results of operations and changes in financial position of Purchaser and its subsidiaries as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim consolidated financial statements, to normal period-end adjustments) and reflect reserves required by GAAP in respect of all material contingent liabilities, if any, of Purchaser and its subsidiaries on a consolidated basis. There has been no material change in Purchaser’s accounting policies, except as described in the notes to the Purchaser Financial Statements, since

December 31, 2005. None of Purchaser or its subsidiaries had any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) required by GAAP to be set forth in a consolidated balance sheet of Purchaser or in the notes thereto, except for any liabilities or obligations incurred since June 30, 2006 in the ordinary course of business.

4.1.10
Sarbanes-Oxley Act. Purchaser and, to Purchaser’s knowledge, each of its officers and directors are in compliance in all material respects with and have complied in all material respects with the applicable provisions of the Sarbanes-Oxley Act and the Exchange Act.

4.1.11
Absence of Certain Changes. Since June 30, 2006, (i) Purchaser and each of its subsidiaries have conducted their business in the ordinary course of business consistent with past practice, (ii) there has not been a Material Adverse Effect on Purchaser, and (iii) neither Purchaser nor any of its subsidiaries has taken any action which, if taken after the date of this Agreement, would be prohibited by paragraphs 5.4.2 or 5.4.4 (other than subparagraphs (iv), (v), (vi) and (vii) of paragraph 5.4.4).

4.1.12
Litigation. There are no claims, actions, suits, demands, arbitrations, charges, indictments, hearings or other civil, criminal, administrative or investigative proceedings, or other investigations or examinations known to Purchaser pending or, to the knowledge of Purchaser, threatened, affecting Purchaser or any of its subsidiaries or affecting any of their respective property or assets at law or in equity before or by any Governmental Entity or against any director, officer or employee of Purchaser or any of its subsidiaries, which would reasonably be expected to have a Material Adverse Effect on Purchaser. Neither Purchaser nor any of its subsidiaries nor their respective assets or properties is subject to any outstanding judgment, order, writ, injunction or decree that has had or would reasonably be expected to have a Material Adverse Effect on Purchaser.

4.1.13
Taxes. Purchaser and each of its subsidiaries has duly and timely filed or adequately provided for in the Purchaser Financial Statements, all material Returns required to be filed by it prior to the date hereof, other than those which have been administratively waived, and all such Returns are complete and correct in all material respects. Each of them has paid, or withheld and remitted on a timely basis all Taxes which are due and payable on or before the date hereof, other than those which, adequate reserves in accordance with GAAP have been provided in the most recently published Purchaser consolidated financial statements. Except as provided for in the Purchaser Financial Statements, there are no deficiencies, litigation, proposed adjustments audit, assessment or reassessment asserted, pending or threatened by a Governmental Authority or any other Person with respect to Taxes of Purchaser or any of its subsidiaries.

4.1.14	Tax Status. Purchaser is a “Canadian Corporation” within the meaning of the Income Tax Act (Canada)

4.1.15
Property and Title. Applying customary standards in the Canadian mining industry, each of Purchaser, its subsidiaries and its material joint ventures has, to the extent necessary to permit the operation of their respective businesses as presently conducted; (a) sufficient title, clear of any title defect or Lien (other than as disclosed in Purchaser’s Public Disclosure Record) to its operating properties and properties with estimated proven and probable mineral reserves and/or estimated mineral resources (other than property to which it is lessee, in which case it has a valid leasehold interest) and (b) good and sufficient title to the real property interests including, without limitation, fee simple estate of and in real property, leases, easements, rights of way, permits, mining claims, concessions or licenses from landowners or authorities permitting the use of land by Purchaser, its subsidiaries and its material joint ventures (other than as disclosed in Purchaser’s Public Disclosure Record). Purchaser, its subsidiaries and its material joint ventures hold all mineral rights required to continue their respective businesses and operations as currently concluded and as proposed to be conducted as disclosed in Purchaser’s Public Disclosure Record, except to the extent that a failure to do so would not constitute a Material Adverse Effect with respect to Purchaser. Except for such failures of title or Liens and royalty burdens that would, individually or in the aggregate, not have a Material Adverse Effect with respect to Purchaser, (x) all mineral rights held by Purchaser, its subsidiaries and its material joint ventures are free and clear of all Liens and royalty burdens (other than as disclosed in Purchaser’s Public Disclosure Record) and (y) none of such mineral rights are subject to reduction by reference to mine payout or otherwise except for those created in the ordinary course of business and which would not have a Material Adverse Effect with respect to Purchaser.

4.1.16
Mineral Reserves and Resources. The estimated proven and probable mineral reserves and estimated, measured, indicated and inferred mineral resources disclosed in Purchaser’s Public Disclosure Record have been prepared and disclosed in all material respects in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects. There has been no material reduction (other than as a result of operations in the ordinary course of business) in the aggregate amount of estimated mineral reserves, estimated mineral resources or mineralized material of Purchaser and its subsidiaries and Purchaser’s material joint ventures , taken as a whole, from the amounts disclosed in the Purchaser’s Public Disclosure Record.

4.1.17
Compliance with Laws. Purchaser and its subsidiaries have complied with and are not in violation of any applicable Laws, other than non-compliance or violations which would not reasonably be expected to have a Material Adverse Effect on Purchaser.

4.1.18
Intellectual Property. (i) Purchaser and its subsidiaries own all right, title and interest in and to, or are validly licensed (and are not in material breach of such licenses) to use all patents, trade-marks, trade names, copyrights, know-how trade secrets, software, technology, and all other intellectual property and proprietary rights that are material to the conduct of the business, as presently conducted, of Purchaser and its subsidiaries taken as a whole (collectively, the “Purchaser’s Intellectual Property Rights”); (ii) all such Purchaser’s Intellectual Property Rights are sufficient for conducting the business, as presently conducted, of Purchaser and its subsidiaries taken as a whole; (iii) to the knowledge of Purchaser, all such Purchaser’s Intellectual Property Rights are valid and enforceable and do not, nor do their exercise, infringe in any material way upon any third parties’ intellectual property and proprietary rights; (iv) the consummation of the transactions contemplated hereby will not render invalid or unenforceable any such Purchaser’s Intellectual Property Rights; (v) to the knowledge of Purchaser, no third party is infringing upon such Purchaser’s Intellectual Property Rights in any material respect; (vi) all hardware, software and firmware, processed data, technology infrastructure and other computer systems used in connection with the conduct of the business, as presently conducted, of Purchaser and its subsidiaries taken as a whole (collectively, the “Purchaser’s Technology”), are up-to-date and sufficient for conducting the business, as presently conducted, of Purchaser and its subsidiaries taken as a whole; (vii) Purchaser and its subsidiaries have commercially reasonable virus protection and security measures in place in relation to such Purchaser’s Technology; and (viii) Purchaser and its subsidiaries have reasonable back-up systems and a disaster recovery plan adequate to ensure the continuing availability of the data stored through and the functionality provided by the Purchaser’s Technology, and have ownership of or a valid license to the Purchaser’s Intellectual Property Rights necessary to allow them to continue to access the data stored through and provide the functionality provided by the Purchaser’s Technology in the event of any malfunction of the Purchaser’s Technology or other form of disaster affecting the Purchaser’s Technology.

4.1.19	Insurance. Purchaser and its subsidiaries maintain policies of insurance and are in compliance in all material respects with all requirements with respect thereto.

4.1.20	Environment. Except as disclosed in Purchaser’s Public Disclosure Record:

4.1.20.1	all Environmental Permits have been obtained and maintained in effect;

4.1.20.2
Purchaser and its subsidiaries, their respective assets and ownership, operation, development, maintenance and use thereof are in material compliance with all Environmental Laws and with all Environmental Permits; and

4.1.20.3
Purchaser is not aware of and neither it nor any of its subsidiaries has received (i) any order or directive from a Governmental Entity under Environmental Laws which requires any material work, repairs, construction, or capital expenditures; or (ii) any written demand or notice with respect to the material breach of any Environmental Law or any Environmental Permit applicable to Purchaser or any of its subsidiaries or any of their respective business or assets.

The Parties agree that Sections 4.1.17 and 4.1.20 are the sole representations and warranties of Purchaser relating to compliance with Environmental Laws and that Purchaser provides each such representation and warranty to its knowledge, without inquiry, with respect to those operations and assets which it does not operate.

4.1.21
Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from, or to the reimbursement of any of its expenses by, Purchaser in connection with this Agreement or the Arrangement.

4.1.22
Purchaser Shares. The Purchaser Shares to be issued to Target Shareholders pursuant to the Arrangement will be duly and validly issued as fully paid, non-assessable and freely tradable shares in the capital of Purchaser.

4.1.23	Pension and Employee Benefits

4.1.23.1
Purchaser and each of its subsidiaries have complied in all material respects, with the terms of all agreements, health, welfare, supplemental unemployment benefit, bonus, profit sharing, deferred compensation, stock purchase, stock compensation, disability, pension or retirement plans and other employee or director compensation or benefit plans, policies or arrangements which are maintained by or binding upon Purchaser or such subsidiary or in respect of which Purchaser or any of its subsidiaries has any actual or potential liability (collectively, the “Purchaser Plans”) and with all applicable Laws relating thereto.

4.1.23.2
All of the Purchaser Plans are and have been established, registered, qualified and, in all material respects, administered in accordance with all applicable Laws, and in accordance with their terms and the terms of agreements between Purchaser and/or any of its subsidiaries, as the case may be, and their respective employees who are members of the Purchaser Plans.

4.1.23.3	All current obligations of Purchaser or any of its subsidiaries regarding the Purchaser Plans have been satisfied except as would not reasonably be expected to have a Material Adverse Effect on

Purchaser and no Taxes are owing or exigible under any of the Purchaser Plans. All contributions or premiums required to be made by Purchaser or any of its subsidiaries, as the case may be, under the Terms of each Purchaser Plan or by applicable Laws have been made in a timely fashion in accordance with applicable Laws and the terms of the Purchaser Plans except as would not reasonably be expected to have a Material Adverse Effect on Purchaser.

4.1.23.4
Each Purchaser Plan is insured or funded as may be required by applicable Law and in good standing with such Governmental Entities as may be applicable and, as of the date hereof, no currently outstanding notice of under-funding, non-compliance, failure to be in good standing or otherwise has been received by Purchaser or any of its subsidiaries from any such Governmental Entities. No Purchaser Plan provides any non-pension post-retirement or post-employment benefits. Purchaser would not incur any material withdrawal liability form withdrawing form any multiemployer plan (within the meaning of Section 3(37) of the Employee Retirement Income Security Act of 1974, as amended). Purchaser has an effective reservation of rights for each non-pension-post retirement or post-employment benefit plan which allows Purchaser to amend or terminate such plan, subject to applicable Law.

4.1.23.5
To the knowledge of Purchaser, no Purchaser Plan is subject to any pending investigation, examination or other proceeding, action or claim initiated by any Governmental Entity, or by any other party (other than routine claims for benefits), and there exists no state of facts which after notice or lapse of time or both would reasonably be expected to give rise to any such investigation, examination or other proceeding, action or claim or to affect the registration or qualification of any Purchaser Plan required to be registered or qualified.

4.1.23.6
Neither the execution and delivery of this Agreement by Purchaser nor consummation of the Arrangement nor compliance by Purchaser with any of the provisions hereof, shall result in any payment (including severance, unemployment compensation, bonuses or otherwise) becoming due to any director or employee of Purchaser or any of its subsidiaries or result in any increase or acceleration of contributions, liabilities or benefits, or acceleration of vesting, under any Purchaser Plan or restriction held in connection with a Purchaser Plan.

4.2	Effect of Disclosures

Each of the representations and warranties of Purchaser set forth in Sections 4.1.23 to 4.1.2, inclusive, is qualified by and is made subject to the disclosures made in Purchaser’s Public Disclosure Record and in the Purchaser Disclosure Schedule.

4.3	No Other Representations and Warranties

Except for the representations and warranties contained in this Agreement, neither Purchaser nor its subsidiaries nor any other Person or its subsidiaries makes any representation or warranty, express or implied, on behalf of Purchaser and its subsidiaries with respect to the transactions contemplated by this Agreement.

4.4	Survival of Representations and Warranties

The representations and warranties of Purchaser contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms. This Section 4.4 shall not limit any covenant or agreement of Purchaser which, by its terms, contemplates performance after the Effective Time or date on which this Agreement is terminated, as the case may be.

ARTICLE 5
COVENANTS OF TARGET AND PURCHASER

5.1	Covenants of Target Regarding the Conduct of Business

Target covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except as provided in Section 5.1 of Target Disclosure Schedule, unless Purchaser shall otherwise agree in writing (to the extent that such consent is permitted by applicable Law), such agreement not to be unreasonably withheld or delayed, or as is otherwise expressly permitted or specifically contemplated by this Agreement or as is otherwise required by applicable Law:

5.1.1
except for the Bauxite Sale Process, the business of Target and its subsidiaries shall be conducted only, and Target and its subsidiaries shall not take any action except, in the usual and ordinary course of business, and Target shall use all commercially reasonable efforts to maintain and preserve its and its subsidiaries’ business organization, assets, properties employees, goodwill and business relationships;

5.1.2
Target shall not, and shall not permit any of its subsidiaries to, directly or indirectly: (i) amend its articles, charter or by-laws or other comparable organizational documents, (ii) declare, set aside or pay any dividend or other distribution or payment (whether in cash, shares or property) in respect of the Target Shares owned by any person or the securities of any subsidiary owned by a person other than Target other than, in the case of any subsidiary wholly owned by Target, any dividends payable to Target or any other wholly-owned subsidiary of Target, (iii) adjust, split, combine or reclassify its share capital, (iv) issue, grant, sell or pledge or agree to issue, grant, sell or pledge any shares of Target or its subsidiaries, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, shares of Target or its subsidiaries, other than (A) the issuance of Target Shares issuable pursuant to the terms of the outstanding Target Options, Target Warrants and Convertible Debenture, (B) the grant of Target DSUs pursuant to the Target DSU Plan in accordance with the letter dated July 28, 2006, (C) transactions between two or more Target wholly-owned subsidiaries or between Target and a Target wholly-owned subsidiary, and (D) pursuant to pledge commitments contained in written agreements set forth in the Data Room, (v) redeem, purchase or otherwise acquire or subject to a Lien any of its outstanding securities or securities convertible or exchangeable into or exercisable for any such securities, unless otherwise required by the terms of such securities and other than in transactions between two or more Target wholly-owned subsidiaries or between Target and a Target wholly-owned subsidiary, (vi) amend or modify the terms of any of its securities, (vii) adopt a plan of liquidation or resolution providing for the liquidation or dissolution of Target or any of its subsidiaries, (viii) amend its accounting policies or adopt new accounting policies, in each case except as required in accordance with GAAP, (ix) make any material Tax election or settle or compromise any material Tax liability, or (x) enter into, modify or terminate any Contract with respect to any of the foregoing;

5.1.3
Target shall promptly notify Purchaser in writing of any circumstance or development that, to the knowledge of Target, is or would reasonably be expected to constitute a Material Adverse Effect on Target or Purchaser or any change in any material fact set forth in the Data Room Target’s Public Disclosure Record or in the Target Disclosure Schedule;

5.1.4
except in connection with the Bauxite Sale Process, Target shall not, and shall not permit any of its subsidiaries to, directly or indirectly: (i) sell, pledge, lease, license, dispose of or encumber any assets (including the capital stock of any subsidiary) of Target or of any subsidiary, except in the ordinary course of business consistent with past practice, (ii) except for the transactions set out in the Data Room, acquire (by merger, amalgamation, consolidation or acquisition of shares or assets or otherwise) any corporation, partnership or other business organization or division thereof or any property or asset, or make any investment either by the purchase of securities, contributions of capital (other than to wholly-owned subsidiaries), property transfer, or purchase of any property or assets of any other person, if any of the foregoing would be material to Target, (iii) incur any Indebtedness or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person, or make any loans or advances, except for refinancing of existing debt on substantially market terms, and except as set forth in the Data Room, (iv) pay, discharge or satisfy any material claims, liabilities or obligations other than the payment, discharge or satisfaction of liabilities reflected or reserved against in the Target Financial Statements, (v) except as disclosed in the Data Room, waive, release, grant or transfer any rights of material value, (vi) enter into a new line of business, or (vii) authorize or propose any of the foregoing, or enter into or modify any Contract to do any of the foregoing;

5.1.5
except as disclosed in the Data Room, Target shall not, and shall not permit any of its subsidiaries to, directly or indirectly, (i) enter into, or amend in any material respect, any Contract or series of Contracts resulting in a new Contract or series of related new Contracts or modifications to an existing Contract or series of related existing Contracts outside of the ordinary course of business, (ii) enter into any Contract that would limit or otherwise restrict Target or any of its subsidiaries or any of their successors, or that would, after the Effective Time, limit or otherwise restrict Purchaser or any of its subsidiaries or any of their successors, from engaging or competing in any line of business or in any geographic area in any material respect, or (iii) terminate, cancel or amend in any material respect any material Contract other than in the usual and ordinary course of business consistent with past practice; provided that notwithstanding the foregoing, Target shall not enter into or amend any Contracts relating to matters disclosed in Section 5.1.4 of the Target Disclosure Schedule without the prior approval of Purchaser;

5.1.6
other than as is necessary to comply with applicable Laws or Contracts, or in accordance with any incentive or compensation arrangement in effect on the date hereof and contained in the Data Room, or as otherwise agreed by Purchaser, neither Target nor any of its subsidiaries (i) shall grant to any officer or director of Target or any of its subsidiaries an increase in compensation in any form, (ii) grant any general salary increase, (iii) take any action with respect to the grant of any severance or termination pay not in accordance with existing policies disclosed in the Data Room, (iv) enter into any employment agreement with any officer or director of Target or any of its subsidiaries, (v) increase any benefits payable under its current severance or termination pay policies, or (vi) adopt or materially amend or make any contribution to any Target plan or other bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, compensation or other similar plan, agreement, trust, fund or arrangement for the benefit of directors, officers or employees or former directors, officers, employees of Target or any of its subsidiaries, except in clauses (i), (ii), (iv) and (v) in the usual and ordinary course of business consistent with past practice;

5.1.7
Target shall not, and not permit any of subsidiaries to, make any loan, advances or capital contributions to, or investments in, any other person other than to wholly-owned subsidiaries or make any loans to any officer, or director of Target or any of its subsidiaries;

5.1.8
Target shall not, and not permit any of subsidiaries to, waive, release, assign, settle or compromise (i) any material Legal Actions or any material claim or material Liability other than in the usual and ordinary course of business consistent with past practice, or (ii) any Legal Action that is brought by any current, former or purported holder of any securities of Target in its capacity as such and that (A) requires any payment to such security holders by Target or any subsidiary or (B) adversely affects in any material respect the ability of Target and the subsidiaries to conduct their business in a manner consistent with past practice; and

5.1.9
Target shall use its commercially reasonable efforts to cause the current insurance (or re-insurance) policies maintained by Target or any of its subsidiaries, including directors’ and officers’ insurance, not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductions and providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect; provided that none of Target or any of its subsidiaries shall obtain or renew any insurance (or re-insurance) policy for a term exceeding 12 months.

5.2	Covenants of Target Regarding the Arrangement

Target shall, and shall cause its subsidiaries to, perform all obligations required or desirable to be performed by Target or any of its subsidiaries under this Agreement, cooperate with Purchaser in connection therewith, and do all such other acts and things as maybe necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, Target shall and, where appropriate, shall cause its subsidiaries to:

5.2.1
subject to the terms of this Agreement, (i) take all lawful action to solicit proxies in favour of the Arrangement Resolution, (ii) recommend to all holders of Target Shares that they vote in favour of the Arrangement, (iii) publicly reconfirm such recommendation upon the reasonable request of Purchaser, and (iv) not withdraw, modify, or qualify (or publicly propose to or publicly state that it intends to withdraw, modify or qualify) in any manner adverse to Purchaser such recommendation (any such action, a “Change in Target Recommendation”) except as explicitly permitted in subparagraph 7.2.1 provided, however, that Target may (A) make such Change in Target Recommendation if Target’s board of directors, after consultation with outside legal counsel, has determined that failure to take such action would be inconsistent with its fiduciary duties under applicable Law and (B) upon any such Change in Target Recommendation, may solicit votes of the Target shareholders consistent with such Change in Target Recommendation;

5.2.2
use all commercially reasonable efforts to obtain all necessary waivers, consents and approvals required to be obtained by Target or a subsidiary in connection with the Arrangement from other parties to the Contracts. Notwithstanding anything to the contrary in this Agreement, in connection with obtaining any approval or consent from any person (other than a Governmental Entity) with respect to any transaction contemplated by this Agreement, (i) without the prior written consent of Purchaser which shall not be unreasonably withheld, none of Target or any of its subsidiaries shall pay or commit to pay to such person whose approval or consent is being solicited any cash or other consideration, make any commitment or incur any liability or other obligation due to such person, and (ii) none of Purchaser or its respective affiliates shall be required to pay or commit to pay to such person whose approval or consent is being solicited any cash or other consideration, make any commitment or to incur any liability or other obligation;

5.2.3
use its commercially reasonable efforts to effect all necessary registrations, filings and submissions of information required by Governmental Entities from Target or any of its subsidiaries relating to the Arrangement;

5.2.4
ensure that the Target DSU Plan is terminated prior to the Effective Time, in accordance with the terms thereof, and that each Participant (as defined in the Target DSU Plan) receives the aggregate amount owing to such Participant for all Target DSUs recorded in such Participant’s account at such time, in accordance with section 4.5 of the Target DSU Plan;

5.2.5
use its commercially reasonable efforts to negotiate the prepayment or amendment of the Convertible Debenture upon terms and conditions satisfactory to Purchaser, failing which the Effective Time will occur after the maturity date of the Convertible Debenture;

5.2.6
take all necessary steps reasonably required to ensure that, from and after the Effective Time, each Target Warrant outstanding immediately prior to the Effective Time shall be cancelled and, in consideration for such cancellation, each holder thereof shall be issued by Purchaser one Purchaser Warrant for each Target Warrant cancelled;

5.2.7
apply for and use all commercially reasonable efforts to obtain all Regulatory Approvals relating to Target or any of its subsidiaries which are typically applied for by an acquirer and, in doing so, keep Purchaser reasonably informed as to the status of the proceedings related to obtaining the Regulatory Approvals, including providing Purchaser with copies of all related applications and notifications (other than confidential information contained in such applications and notifications), in draft form, in order for Purchaser to provide its comments thereon; and

5.2.8	defend all lawsuits or other legal, regulatory or other proceedings against Target challenging or affecting this Agreement or the consummation of the transactions contemplated hereby.

5.3	Pre-Acquisition Reorganizations

Target agrees that, upon request by Purchaser, Target shall, and shall cause its subsidiaries to, at the expense of Purchaser, use its commercially reasonable efforts to (i) effect such reorganizations of its business, operations and assets and the integration of other affiliated businesses as Purchaser may request, acting reasonably (each a “Pre-Acquisition Reorganization”) provided that the Pre-Acquisition Reorganization is not prejudicial to Target, any of its subsidiaries or the holders of Target Shares and (ii) cooperate with Purchaser and its advisors to determine the nature of the Pre-Acquisition Reorganizations that might be undertaken and the manner in which they would most effectively be undertaken. Purchaser acknowledges and agrees that the Pre-Acquisition Reorganizations shall (A) not delay or prevent consummation of the Arrangement (including by giving rise to litigation by third parties) or (B) not be considered in determining whether a representation or warranty of Target hereunder has been breached, it being acknowledged by Purchaser that these actions could require the consent of third parties under applicable Contracts. Purchaser shall provide written notice to Target of any proposed Pre-Acquisition Reorganization at least thirty days prior to the Effective Time. Upon receipt of such notice, Purchaser and Target shall, at the expense of Purchaser, work cooperatively and use commercially reasonable efforts to prepare prior to the Effective Time all documentation necessary and do such other acts and things as are necessary to give effect to such Pre-Acquisition Reorganizations. The parties shall seek to have any such Pre-Acquisition Reorganization made effective as of the last moment of the day ending immediately prior to the Closing Date (but after Purchaser shall have waived or confirmed that all conditions to Closing have been satisfied), in any event, shall not be a condition to completion of the Arrangement. If the Arrangement is not consummated, for any reason whatsoever, Purchaser will indemnify Target and its subsidiaries for any and all losses, costs and expenses (including legal fees and disbursements) incurred in respect of any proposed Pre-Acquisition Reorganization (including in respect of any reversal, modification or termination of a Pre-Acquisition Reorganization).

5.4	Covenants of Purchaser Regarding the Conduct of Business

Purchaser covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except as provided in Section 5.4 of the Purchaser Disclosure Schedule, unless Target shall otherwise agree in writing (to the extent that such consent is permitted by applicable Law), such agreement not to be unreasonably withheld or delayed, or as is otherwise expressly permitted or specifically contemplated by this Agreement or as is otherwise required by applicable Law:

5.4.1
the business of Purchaser and its subsidiaries shall be conducted only, and Purchaser and its subsidiaries shall not take any action except, in the usual and ordinary course of business, and Purchaser shall use all commercially reasonable efforts to maintain and preserve its and its subsidiaries’ business organization, assets, properties employees, goodwill and business relationships;

5.4.2
Purchaser shall not, and shall not permit any of its subsidiaries to, directly or indirectly: (i) amend its articles, charter or by-laws or other comparable organizational documents, (ii) declare, set aside or pay any dividend or other distribution or payment (whether in cash, shares or property) in respect of the Purchaser Shares owned by any person or the securities of any subsidiary owned by a person other than Purchaser other than, in the case of any subsidiary wholly-owned by Purchaser, any dividends payable to Purchaser or any other wholly-owned subsidiary of Purchaser, (iii) adjust, split, combine or reclassify its share capital, (iv) issue, grant, sell or pledge or agree to issue, grant, sell or pledge any shares of Purchaser or its subsidiaries, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, shares of Purchaser or its subsidiaries, other than (A) the issuance of Purchaser Shares issuable pursuant to the terms of outstanding options, (B) the grant of Purchaser Options pursuant to the Purchaser Stock Option Plan, (C) transactions between two or more Purchaser wholly-owned subsidiaries or between Purchaser and a Purchaser wholly-owned subsidiary, and (D) pursuant to pledge commitments contained in written agreements disclosed in the Purchaser’s Disclosure Record, (v) redeem, purchase or otherwise acquire or subject to a Lien any of its outstanding securities or securities convertible or exchangeable into or exercisable for any such securities, unless otherwise required by the terms of such securities and other than in transactions between two or more Purchaser wholly-owned subsidiaries or between Purchaser and a Purchaser wholly-owned subsidiary, (vi) amend or modify the terms of any of its securities, (vii) adopt a plan of liquidation or resolution providing for the liquidation or dissolution of Purchaser or any of its subsidiaries, (viii) amend its accounting policies or adopt new accounting policies, in each case except as required in accordance with GAAP, (ix) make any material Tax election or settle or compromise any material Tax liability, or (x) enter into, modify or terminate any Contract with respect to any of the foregoing; and provided in each of the foregoing cases, if such event would be reasonably expected to have a Material Adverse Effect on the Purchaser;

5.4.3
Purchaser shall promptly notify Target in writing of any circumstance or development that, to the knowledge of Purchaser, is or would reasonably be expected to constitute a Material Adverse Effect on Purchaser or Target or any change in any material fact set forth in the Purchaser’s Public Disclosure Record or in Purchaser Disclosure Schedule;

5.4.4
Purchaser shall not, and shall not permit any of its subsidiaries to, directly or indirectly, except in the ordinary course of business consistent with past practice: (i) sell, pledge, lease, license, dispose of or encumber any assets (including the capital stock of any subsidiary) of Purchaser or of any subsidiary, (ii) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets or otherwise) any corporation, partnership or other business organization or division thereof or any property or asset, or make any investment either by the purchase of securities, contributions of capital (other than to wholly-owned subsidiaries), property transfer, or purchase of any property or assets of any other person, if any of the foregoing would be material to Purchaser and are otherwise not in the ordinary course of business consistent with past practice, (iii) incur any Indebtedness or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person, or make any loans or advances in excess of $25 million, except for refinancing of existing debt on substantially market terms, and (iv) pay, discharge or satisfy any material claims, liabilities or obligations other than the payment, discharge or satisfaction of liabilities reflected or reserved against in the Purchaser Financial Statements, (v) waive, release, grant or transfer any rights of material value, (vi) enter into a new line of business, or (vii) authorize or propose any of the foregoing, or enter into or modify any Contract to do any of the foregoing; and provided that in each of the foregoing cases, if such event would be reasonably expected to have a Material Adverse Effect on the Purchaser;

5.4.5
Purchaser shall not, and shall not permit any of its subsidiaries to, directly or indirectly, (i) enter into, or amend in any material respect, any Contract or series of Contracts resulting in a new Contract or series of related new Contracts or modifications to an existing Contract or series of related existing Contracts outside of the ordinary course of business, that would result in any Contract having a term in excess of 12 months and which is not terminable by Purchaser or its subsidiaries upon notice of 90 days or less from the date of the relevant Contract or modification of Contract or impose payment or other obligations on Purchaser or any of its subsidiaries in excess of $50 million, (ii) enter into any Contract that would limit or otherwise restrict Purchaser or any of its subsidiaries or any of their successors, or that would, after the Effective Time, limit or otherwise restrict Purchaser or any of its subsidiaries or any of their successors, from engaging or competing in any line of business or in any geographic area in any material respect, or (iii) terminate, cancel or amend in any material respect any material Contract other than in the usual and ordinary course of business consistent with past practice;

5.4.6
other than as is necessary to comply with applicable Laws or Contracts, or in accordance with any incentive or compensation arrangement in effect on the date hereof, neither Purchaser nor any of its subsidiaries (i) shall grant to any officer or director of Purchaser or any of its subsidiaries an increase in compensation in any form, (ii) grant any general salary increase, (iii) take any action with respect to the grant of any severance or termination pay not in accordance with existing policies, (iv) enter into any employment agreement with any officer or director of Purchaser or any of its subsidiaries, (v) increase any benefits payable under its current severance or termination pay policies, or (vi) adopt or materially amend or make any contribution to any Purchaser plan or other bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, compensation or other similar plan, agreement, trust, fund or arrangement for the benefit of directors, officers or employees or former directors, officers, employees of Purchaser or any of its subsidiaries, except in clauses (i), (ii), (iv) and (v) in the usual and ordinary course of business consistent with past practice;

5.4.7
Purchaser shall not, and not permit any of its subsidiaries to, make any loan, advances or capital contributions to, or investments in, any other person other than to wholly-owned subsidiaries except in the ordinary course of business consistent with the past practice;

5.4.8
Purchaser shall not, and not permit any of its subsidiaries to, waive, release, assign, settle or compromise (i) any material Legal Actions or any material claim or material Liability other than in the usual and ordinary course of business consistent with past practice, or (ii) any Legal Action that is brought by any current, former or purported holder of any securities of Purchaser in its capacity as such and that (A) requires any payment to such security holders by Purchaser or any subsidiary or (B) adversely affects in any material respect the ability of Purchaser and the subsidiaries to conduct their business in a manner consistent with past practice; and

5.4.9
Purchaser shall use its commercially reasonable efforts to cause the current insurance (or re-insurance) policies maintained by Purchaser or any of its subsidiaries, including directors’ and officers’ insurance, not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductions and providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect; provided that none of Purchaser or any of its subsidiaries shall obtain or renew any insurance (or re-insurance) policy for a term exceeding 12 months.

5.5	Covenants of Purchaser Regarding the Performance of Obligations

Purchaser shall, and shall cause its subsidiaries to, perform all obligations required or desirable to be performed by Purchaser or any of Purchaser’s subsidiaries under this Agreement, cooperate with Target in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, Purchaser shall and where appropriate shall cause its subsidiaries to:

5.5.1	apply for and use all commercially reasonable efforts to obtain all Regulatory Approvals relating to Purchaser or any of Purchaser’s subsidiaries and relating to Target or any of Target’s subsidiaries which are typically applied for by an acquirer and, in doing so, keep Target reasonably informed as to the status of the proceedings related to obtaining the Regulatory Approvals, including providing Target with copies of all related applications and notifications in draft form (other than confidential information contained in such applications and notifications), in order for Target to provide its reasonable comments thereon;

5.5.2
take all necessary steps reasonably required to ensure that, from and after the Effective Time, in consideration for the cancellation of each Target Warrant outstanding immediately prior to the Effective Time, each holder thereof shall be issued by Purchaser one Purchaser Warrant for each Target Warrant cancelled;

5.5.3
Purchaser shall use its reasonable best efforts to obtain the approval of the Toronto Stock Exchange for the listing of the Purchaser Warrants to be issued in connection with the transactions contemplated by this Agreement, such listing to be effective prior to or as of the time or issuance of such warrants pursuant to the Agreement;

5.5.4
Purchaser shall use its reasonable best efforts to obtain the approval of the relevant stock exchanges for the listing of the Purchaser Shares to be issued in connection with the transactions contemplated by this Agreement, such listings to be effective prior to or as of the time or issuance of such shares pursuant to the Agreement;

5.5.5
use its commercially reasonable efforts to effect all necessary registrations, filings and submissions of information required by Governmental Entities from Target or any of its subsidiaries relating to the Arrangement;

5.5.6	defend all lawsuits or other legal, regulatory or other proceedings against Purchaser challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;

5.5.7
Purchaser shall use all reasonable efforts to cause its Board of Directors to pass such resolutions and to take such other actions as may be required in order that, as of the Effective Time, two new directors, who will be directors of Target at such time as they are to be nominated or appointed, will be nominated for election or appointed to the Board of Directors of Purchaser out of a total of twelve members, to the extent possible without calling a meeting of shareholders between the Effective Time and Purchaser’s next annual meeting of shareholders, or otherwise through the nomination for election of such persons at the next annual meeting of shareholders of Purchaser; and

5.5.8	Purchaser shall use all commercially reasonable efforts to retain the Target employees upon completion of the Arrangement and to maintain a continued presence in Longueuil and Val D’Or.

5.6	Mutual Covenants

Each of the Parties covenants and agrees that, except as contemplated in this Agreement, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms:

5.6.1
it shall, and shall cause its subsidiaries to, use commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder as set forth in Article 6 to the extent the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to consummate the Arrangement, including using its commercially reasonable efforts to (i) obtain all Regulatory Approvals required to be obtained by it, (ii) effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the Arrangement, (iii) oppose, lift or rescind any injunction or restraining order against it or other order or action against it seeking to stop, or otherwise adversely affecting its ability to make and complete, the Arrangement, and (iv) cooperate with the other Party in connection with the performance by it and its subsidiaries of their obligations hereunder. Subject to the terms and conditions herein provided, none of the Parties shall knowingly take or cause to be taken any action which would reasonably be expected to prevent or materially delay the consummation of the transactions contemplated hereby; and

5.6.2
it shall not take any action, refrain from taking any commercially reasonable action, or permit any action to be taken or not taken, which is inconsistent with this Agreement or which would reasonably be expected to significantly impede the consummation of the Arrangement except as permitted by this Agreement.

ARTICLE 6
CONDITIONS

6.1	Mutual Condition Precedents

The obligations of the Parties to complete the transactions contemplated by this Agreement are subject to the fulfillment, on or before the Effective Time, of each of the following conditions precedent, each of which may only be waived by the mutual consent of the Parties:

6.1.1	the Arrangement shall have been approved at the Target Meeting by not less than the Required Vote;

6.1.2
the Interim Order and the Final Order shall each have been obtained in form and on terms reasonably satisfactory to each of Target and Purchaser, and shall not have been set aside or modified in a manner unacceptable to such Parties, acting reasonably, on appeal or otherwise;

6.1.3	the Articles of Arrangement have been filed with, and the appropriate certificate has been issued by, the Enterprise Registrar;

6.1.4	all Regulatory Approvals shall have been obtained or concluded or, in the case of waiting or suspensory periods, expired or been terminated;

6.1.5
the Purchaser Shares issuable pursuant to the Arrangement shall have been conditionally approved for listing on the Toronto Stock Exchange and the New York Stock Exchange and Purchaser has not been advised that the Purchaser Shares would not be approved for listing, subject to notice of issuance, by the New York Stock Exchange;

6.1.6	the Purchaser Warrants issuable pursuant to the Arrangement shall have been conditionally approved for listing on the Toronto Stock Exchange;

6.1.7
no Governmental Entity shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) that restrains, enjoins or otherwise prohibits consummation of the Arrangement or the other transactions contemplated by this Agreement; and

6.1.8	this Agreement shall not have been terminated in accordance with its terms.

6.2	Additional Conditions Precedent to the Obligations of Purchaser

The obligations of Purchaser to complete the transactions contemplated by this Agreement shall also be subject to the fulfillment of each of the following conditions precedent (each of which is for Purchaser’s exclusive benefit and may be waived by Purchaser, in whole or in part, at any time and from time to time prior to the Effective Time):

6.2.1
all covenants of Target under this Agreement to be performed on or before the Effective Time shall have been duly performed by Target in all material respects, and Purchaser shall have received a certificate of Target addressed to Purchaser and dated the Effective Time, signed on behalf of Target by two senior executive officers of Target (on Target’s behalf and without personal liability), confirming the same as at the Effective Time;

6.2.2
the representations and warranties of Target set forth in this Agreement shall be true and correct in all respects, without regard to any materiality or Material Adverse Effect qualifications contained in them as of the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), unless the failure or failures of all such representations and warranties to be so true and correct in all respects would not reasonably be expected to have a Material Adverse Effect on Target. Notwithstanding the foregoing, the representations and warranties set forth in paragraph 3.1.5 shall be true and correct in all material respects. Purchaser shall have received a certificate of Target addressed to Purchaser and dated the Effective Time, signed on behalf of Target by two senior executive officers of Target (on Target’s behalf and without personal liability), confirming the above as at the Effective Time; and

6.2.3	between the date hereof and the Effective Time there shall not have occurred a Material Adverse Effect with respect to Target.

6.3	Additional Conditions Precedent to the Obligations of Target

The obligations of Target to complete the transactions contemplated by this Agreement shall also be subject to the following conditions precedent (each of which is for the exclusive benefit of Target and may be waived by Target, in whole or in part, at any time and from time to time prior to the Effective Time):

6.3.1
all covenants of Purchaser under this Agreement to be performed on or before the Effective Time shall have been duly performed by Purchaser in all material respects, and Target shall have received a certificate of Purchaser addressed to Target and dated the Effective Time, signed on behalf of Purchaser by two senior executive officers of Purchaser (on Purchaser’s behalf and without personal liability), confirming the same as of the Effective Time;

6.3.2
the representations and warranties of Purchaser set forth in this Agreement shall be true and correct in all respects, without regard to any materiality or Material Adverse Effect qualifications contained in them, as of the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), unless the failure or failures of all such representations and warranties to be so true and correct in all respects would not reasonably be expected to have a Purchaser Material Adverse Effect. Notwithstanding the foregoing, the representations and warranties set forth in paragraph 4.1.5 shall be true and correct in all material respects. Target shall have received a certificate of Purchaser addressed to Target and dated the Effective Time, signed on behalf of Purchaser by two senior executive officers of Purchaser (on Purchaser’s behalf and without personal liability), confirming the above as of the Effective Time; and

6.3.3	between the date hereof and the Effective Time there shall not have occurred a Material Adverse Effect with respect to Purchaser.

ARTICLE 7
ADDITIONAL AGREEMENTS

7.1	Notice and Cure Provisions

7.1.1
Each Party will give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof until the earlier to occur of the termination of this Agreement and the Effective Time of any event or state of facts which occurrence or failure would, or would be likely to:

7.1.1.1	cause any of the representations or warranties of either Party contained herein to be untrue or inaccurate in any material respect on the date hereof or at the Effective Time; or

7.1.1.2	result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by either Party hereunder prior to the Effective Time.

7.1.2
No Party may elect not to complete the transactions contemplated hereby pursuant to the conditions set forth herein or any termination right arising therefrom and no payments are payable as a result of such election pursuant to Section 7.4 unless forthwith and in any event prior to the Effective Time, the Party intending to rely thereon has delivered a written notice to the other Party specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfillment or the applicable condition or termination right, as the case may be. If any such notice is delivered, provided that a Party is proceeding diligently to cure such matter and such matter is capable of being cured, no Party may terminate this Agreement until the expiration of a period of 15 business days from such notice, and unless such matter has not been cured by such date. If such notice has been delivered prior to the date of the Target Meeting, such meeting shall, unless the Parties agree otherwise, be postponed or adjourned until the expiry of such period. If such notice has been delivered prior to the filing of the Articles of Arrangement with the Enterprise Registrar, such filing shall be postponed until two business days after the expiry of such period.

7.1.3
Each Party hereto shall promptly notify the other Party of (i) any communication from any person alleging that the consent of such person (or another person) is or may be required in connection with the transactions contemplated by this Agreement (and the response thereto from such Party, its subsidiaries or its representatives), (ii) any material communication from any Governmental Entity in connection with the transactions contemplated by this Agreement (and the response thereto from such Party, its subsidiaries or its representatives), and (iii) any material Legal Actions threatened or commenced against or otherwise affecting such Party or any of its subsidiaries that are related to the transactions contemplated by the Agreement.

7.2	Non-Solicitation

7.2.1
Except as otherwise provided in Article 7, Target shall not, directly or indirectly, through any officer, director, employee, representative or agent of Target or any of its subsidiaries, (i) participate in any substantive discussions or negotiations with any person (other than Purchaser and its affiliates) regarding an Acquisition Proposal, (ii) make a Change in Target Recommendation, (iii) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Acquisition Proposal, or (iv) accept or enter into any agreement, understanding, arrangement or Contract in respect of an Acquisition Proposal (other than a confidentiality agreement permitted by paragraph 7.2.4); provided, however, that prior to the date the Required Vote is obtained, nothing contained in this Agreement shall prevent (subject to compliance with the other provisions of this Article 7) the Board of Directors of Target from (i) engaging in discussions or negotiations or furnishing information (ii) making a Change in Target Recommendation (iii) approving, endorsing or recommending or proposing publicly to approve, endorse or recommend an Acquisition Proposal or (iv) entering into an agreement in connection with an unsolicited, written Acquisition Proposal:

7.2.1.1	that did not result from a breach of this Section 7.2; and

7.2.1.2
in respect of which the Board of Directors of Target determines in good faith after consultation with the Financial Advisor and Target’s outside counsel that the Acquisition Proposal would be reasonably likely to lead to a Superior Proposal;

“Superior Proposal” shall mean any unsolicited written Acquisition Proposal which the Board of Directors of Target determines, in its good faith judgment, after receiving the advice of Financial Advisors and after taking into account all the terms and conditions of the Acquisition Proposal, is on terms and conditions more favourable to the Target Shareholders than those contemplated by this Agreement (including any alterations to this Agreement agreed to in writing by Purchaser in response thereto in accordance with Section 7.3).

7.2.2
Target shall, and shall cause the officers, directors, employees, representatives and agents of Target and its subsidiaries to, immediately terminate any existing solicitations, discussions or negotiations with any person (other than Purchaser) that has made, indicated any interest to make an Acquisition Proposal. Target shall promptly request the return or destruction of all information provided to any third party which, at any time since January 1, 2005, has entered into a confidentiality agreement with Target relating to a potential Acquisition Proposal to the extent that such information has not previously been returned or destroyed, and shall use all commercially reasonable efforts to ensure that such requests are honoured in accordance with the terms of such agreement.

7.2.3
Target shall promptly notify Purchaser, at first orally and thereafter in writing, of any Acquisition Proposal or inquiry received after the date hereof (whether or not relating to any Acquisition Proposal or inquiry received prior to the date hereof) that could reasonably be expected to lead to an Acquisition Proposal, in each case received after the date hereof, of which any of its directors or, officers are or become aware, or any amendments to the foregoing, or any request for non-public information relating to Target or any of its subsidiaries in connection with an Acquisition Proposal or for access to the properties, books or records of Target or any of its subsidiaries by any person that informs Target or such subsidiary that it is considering making, or has made, an Acquisition Proposal and any amendment thereto and a description of the material terms and conditions of any such Acquisition Proposal or inquiry. Target shall keep Purchaser informed of any change to the material terms of any such Acquisition Proposal or inquiry.

7.2.4
If Target receives a request for material non-public information from a person who proposes an unsolicited Acquisition Proposal where Target is not in breach of paragraph 7.2.1 and the Board of Directors of Target determines in good faith after consultation with Financial Advisors and its outside counsel that such proposal would be reasonably likely to lead to a Superior Proposal, then, and only in such case, the Board of Directors of Target may, subject to the execution by such person of a confidentiality agreement having terms not less favourable to Target than the Confidentiality Agreement, provide such person with access in accordance with paragraph 7.2.1 to information regarding Target, provided that Purchaser is promptly provided with a list and copies of all information provided to such person not previously provided to Purchaser and is promptly provided with access to information similar to that which was provided to such person.

7.2.5
Nothing contained in this Section 7.2 shall prohibit the Board of Directors of Target from making any disclosure to Target’s Shareholders prior to the Effective Time if, in the good faith judgment of the Board of Directors of Target, after consultation with outside counsel, such disclosure is necessary for the Board of Directors to act in a manner consistent with its fiduciary duties or is otherwise required under applicable Law, including its obligations under Rule 14e-2 under the Exchange Act or from responding through a director’s circular or otherwise as required by applicable Securities Laws to an Acquisition Proposal or from calling and holding a meeting of the Target Shareholders requisitioned by such shareholders pursuant to the QCA or ordered to be held by a court under the QCA.

7.3	Right to Match

7.3.1
Subject to paragraph 7.3.2, Target covenants that it will not accept, approve, recommend or enter into any agreement, understanding, arrangement or Contract in respect of a Superior Proposal (other than a confidentiality agreement permitted by paragraph 7.2.4) unless:

7.3.1.1	Target has complied with its obligations under Section 7.2 and the other provisions of this Article 7 and has provided Purchaser with a copy of the Superior Proposal; and

7.3.1.2
a period (the “Response Period”) of three business days shall have elapsed from the date on which Purchaser received written notice from the Board of Directors of Target that the Board of Directors of Target determined, subject only to compliance with this Section 7.3, to accept, approve, recommend or enter into a binding agreement to proceed with the Superior Proposal. In the event that Target provides Purchaser with the notice contemplated in this Section on a date that is less than three business days prior to the Target Meeting, Target shall be entitled to adjourn the Target Meeting to a date that is not more than three business days after the date of such notice.

7.3.2
During the Response Period, Purchaser will have the right, but not the obligation, to offer to amend the terms of this Agreement. The Board of Directors of Target will review any such proposal by Purchaser to amend the terms of this Agreement, including an increase in, or modification of, the consideration to be received by the holders of Target Shares, to determine whether the Acquisition Proposal to which Purchaser is responding would be a Superior Proposal when assessed against the Arrangement as it is proposed by Purchaser to be amended. If the Board of Directors of Target determines that the Acquisition Proposal would no longer be a Superior Proposal if the Arrangement was so amended and Purchaser enters into an amendment to this Agreement incorporating the terms of the amended offer, the Board of Directors of Target will promptly publicly reaffirm its recommendation of the Arrangement. If the Board of Directors of Target determines that the Acquisition Proposal remains a Superior Proposal, Target may approve, recommend, accept or enter into an agreement, understanding or arrangement to proceed with the Superior Proposal.

7.3.3
Each successive amendment to any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the holders of Target Shares shall constitute a new Acquisition Proposal for the purposes of this Section 7.3 and Purchaser shall be afforded a new Response Period in respect of each such Acquisition Proposal.

7.4	Agreement as to Termination Fee

7.4.1
Notwithstanding any other provision relating to the payment of fees or expenses, including the payment of brokerage fees, Target shall pay, or cause to be paid, to Purchaser by wire transfer of immediately available funds an amount equal to $45 million (the “Termination Fee”) less any amounts actually paid by Target to Purchaser pursuant to Section 7.4.3, if any of the following events occurs:

7.4.1.1	if Purchaser shall have terminated this Agreement pursuant to subparagraph 8.2.2.1, in which case payment shall be made within two business days of such termination;

7.4.1.2	if Target shall have terminated this Agreement pursuant to subparagraph 8.2.3.1, in which case payment shall be made before or concurrently with such termination and shall be a condition to the effectiveness of such termination;

7.4.1.3
if (A) after the date hereof and before the Target Meeting, an Acquisition Proposal shall have been made or proposed to Target or otherwise publicly announced, or a person has publicly announced an intention to do so (which has not been withdrawn) and (B) this Agreement is terminated by either Purchaser or Target pursuant to subparagraph 8.2.1.1 or subparagraph 8.2.1.2 or by Purchaser pursuant to subparagraph 8.2.2.2 and (C) during the period commencing on the date hereof and ending six months following the termination of this Agreement (x) an Acquisition Proposal is consummated, or (y) the Board of Directors approves or recommends an Acquisition Proposal, or the Target enters into a definitive agreement with respect to an Acquisition Proposal, and that Acquisition Proposal is subsequently consummated at any time thereafter (whether or not during the aforementioned period ending six months following the termination of this Agreement), in which case payment shall be made within two business days of the date on which Target consummates such Acquisition Proposal.

7.4.2	In no event shall Target be required to pay under paragraph 7.4, in the aggregate, an amount in excess of the Termination Fee.

7.4.3
Subject to subparagraph 7.4.2 and notwithstanding Section 7.5, Target shall pay, or cause to be paid, to Purchaser by wire transfer of immediately available funds, the reasonable documented expenses of Purchaser and its affiliates incurred in connection with the transactions contemplated hereby not to exceed $2 million if Purchaser shall have terminated this Agreement pursuant to subparagraph 8.2.2.2. Such payment is made subject to any other Purchaser’s rights in case of a wilful breach by Target of its covenants hereunder.

7.4.4
Notwithstanding Section 7.5, Purchaser shall pay, or cause to be paid, to Target by wire transfer of immediately available funds, the reasonable documented expenses of Target and its affiliates incurred in connection with the transactions contemplated hereby not to exceed $2 million if Target shall have terminated this Agreement pursuant to subparagraph 8.2.3.2. Such payment is made subject to any other Target’s rights in case of a wilful breach by Purchaser of its covenants hereunder.

7.5	Fees and Expenses

Except as provided in Section 7.4, each Party shall pay all fees, costs and expenses incurred by such Party in connection with this Agreement and the Arrangement.

7.6	Access to Information; Confidentiality

From the date hereof until the earlier of the Effective Time and the termination of this Agreement, subject to compliance with applicable Law and the terms of any existing Contracts, Target shall, and shall cause its subsidiaries and their respective officers, directors, employees, independent auditors, accounting advisers and agents to, afford to Purchaser and to the officers, employees, agents and representatives of Purchaser such access as Purchaser may reasonably require at all reasonable times, including for the purpose of facilitating integration business planning, to their officers, employees, agents, properties, books, records and Contracts, and shall furnish Purchaser with all data and information as Purchaser may reasonably request. Purchaser and Target acknowledge and agree that information furnished pursuant to this Section shall be subject to the terms and conditions of the Confidentiality Agreement.

7.7	Insurance and Indemnification

7.7.1
Purchaser will, or will cause Target and its subsidiaries to, maintain in effect without any reduction in scope or coverage for six years from the Effective Time customary policies of directors’ and officers’ liability insurance providing protection comparable to the protection provided by the policies maintained by Target and its subsidiaries which are in effect immediately prior to the Effective Time and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Time; provided, however that prior to the Effective Time Target may, in the alternative, purchase run off directors’ and officers’ liability insurance for a period of up to six years from the Effective Time.

7.7.2
Purchaser agrees that it shall directly honour all rights to indemnification or exculpation now existing in favour of present and former officers and directors of Target and its subsidiaries, which shall survive the completion of the Arrangement and shall continue in full force and effect for a period of not less than six years from the Effective Time.

7.7.3
The provisions of this Section 7.7 are intended for the benefit of, and shall be enforceable by, each insured or indemnified person, his or her heirs and his or her legal representatives and, for such purpose, Target hereby confirms that it is acting as agent and trustee on their behalf.

7.7.4
Purchaser will, or will cause Target and its subsidiaries to, release and discharge all present directors of Target and its subsidiaries from any and all possible claims against them arising from any act, matter or thing arising at or prior to the Effective Date.

7.8	Exchange De-Listing

Purchaser and Target shall use their reasonable commercial efforts to cause the Target Shares to be de-listed from the Exchanges and de-registered under the Exchange Act promptly following the Effective Time.

7.9	Takeover Statutes

If any takeover statute is or becomes applicable to this Agreement, the Arrangement or the other transactions contemplated by this Agreement, each of Purchaser and Target and their respective boards of directors shall (i) take all necessary action to ensure that such transactions may be consummated as promptly as practicable upon the terms and subject to the conditions set forth in this Agreement and (ii) otherwise act to eliminate or minimize the effects of such takeover statute.

7.10	Matters

During the period from the date of this Agreement to the Effective Time, Target and its subsidiaries shall:

7.10.1
prepare and timely file all material Tax Returns required to be filed by them on or before the Effective Time (“Post-Signing Returns”) in a manner consistent, in all material respects, with past practice, except as otherwise required by applicable Laws;

7.10.2	fully, and in a timely manner, pay all Taxes due and payable in respect of such Post-Signing Returns that are so filed; and

7.10.3
properly reserve (and reflect such reserve in their books and records and financial statements) for all Taxes payable by them for which no Post-Signing Return is due prior to the Effective Time in a manner consistent with past practice.

7.11	Rights Plan

Target shall take all required steps to cause the Target Shareholder Rights Plan to terminate upon the Effective Time, without payment of any amounts to any holders thereunder. Prior to the earlier of (i) the Effective Time and (ii) the termination of this Agreement in accordance with Section 8.2, Target shall not terminate, waive any provision of, exempt any person from or amend the terms of the Target Shareholder Rights Plan (or redeem the Rights) except as provided herein. In the event any person requests that the applicable Securities Authorities invalidate the Target Shareholder Rights Plan, Target shall oppose any such application.

7.12	Resignations

Subject to confirmation that insurance coverage is maintained as contemplated by Section 7.7, Target shall obtain and deliver to Purchaser at the Effective Time evidence reasonably satisfactory to Purchaser of the resignation effective as of the Effective Time, of those directors of Target designated by Purchaser to Target in writing at least five calendar days prior to the Effective Time.

Article 8
TERM, TERMINATION, AMENDMENT AND WAIVER

8.1	Term

This Agreement shall be effective from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

8.2	Termination

8.2.1	Termination By Either Purchaser or Target. This Agreement may be terminated by either Purchaser or Target at any time prior to the Effective Time:

8.2.1.1
on or after the Outside Date, if the Effective Time has not occurred on or prior to the Outside Date, except that the right to terminate this Agreement under this subparagraph 8.2.1.1 shall not be available to any Party to this Agreement whose failure to fulfill any of its obligations has been a principal cause of, or resulted in, the failure of the Effective Time to occur by such date;

8.2.1.2	if the Required Vote is not obtained at the Target Meeting (or any adjournment or postponement thereof); or

8.2.1.3	if any Law makes the consummation of the Arrangement or the transactions contemplated by this Agreement illegal or otherwise prohibited, and such Law has become final and non appealable.

8.2.2	Termination By Purchaser. This Agreement may be terminated by Purchaser at any time prior to the Effective Time:

8.2.2.1
if (i) there is a Change in Target Recommendation, (ii) the Board of Directors of Target shall have approved or recommended an Acquisition Proposal, (iii) Target shall have entered into a binding written agreement in respect of an Acquisition Proposal (other than a confidentiality agreement permitted by paragraph 7.2.4), or (iv) except as contemplated by Section 7.3, Target or the Board of Directors of Target publicly announces its intention to do any of the foregoing; or

8.2.2.2
subject to compliance with Section 7.1, if Purchaser is not in material breach of its obligations under this Agreement and Target breaches any of its representations, warranties, covenants or agreements contained in this Agreement, which breach would give rise to the failure of a condition set forth in paragraph 6.2.1 or paragraph 6.2.2.

8.2.3	Termination By Target. This Agreement may be terminated by Target at any time prior to the Effective Time:

8.2.3.1	if the Board of Directors of Target approves, and authorizes Target to enter into, an agreement providing for the implementation of a Superior Proposal, but only so long as:

(a)	the Required Vote has not yet been obtained;

(b)	Target has not breached any of its obligations under Section 7.2 or Section 7.3 with respect to the Superior Proposal or any proposal by the person making such Superior Proposal;

(c)	the Board of Directors of Target has determined in good faith, after consultation with the Financial Advisor, that such definitive agreement constitutes a Superior Proposal;

(d)
Target pays to Purchaser the Termination Fee in accordance with Section 7.4 simultaneously with such termination (any purported termination pursuant to this subparagraph 8.2.3.1 being void and of no force or effect unless Target shall have made such payment); or

8.2.3.2
subject to compliance with Section 7.1, if Target is not in material breach of its obligations under this Agreement and Purchaser breaches any of its representations, warranties, covenants or agreements contained in this Agreement, which breach would give rise to the failure of a condition set forth in paragraph 6.3.1 or paragraph 6.3.2.

8.2.4
Effect of Termination. If this Agreement is terminated in accordance with the foregoing provisions of this Section, this Agreement shall forthwith become void and of no further force or effect and no Party shall have any further obligations hereunder except as provided in Sections 7.4, 7.5, 7.7 and this paragraph 8.2.4 and the Confidentiality Agreement and as otherwise expressly contemplated hereby, and provided that neither the termination of this Agreement nor anything contained in Section 7.4 or this Section 8.2 shall relieve any Party from any liability for any wilful breach by it of this Agreement.

8.3	Amendment

This Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Target Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, and any such amendment may, subject to the Interim Order and Final Order and applicable Laws, without limitation:

8.3.1	change the time for performance of any of the obligations or acts of the Parties;

8.3.2	waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

8.3.3	waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; and/or

8.3.4	waive compliance with or modify any conditions precedent herein contained;

provided that, notwithstanding the foregoing, the terms of this Agreement shall not, after the Target meeting, be amended in a manner materially prejudicial to the Target Shareholders without the approval of the Target Shareholders given in the same manner as required by Law for the approval of the Arrangement or as may be ordered by the Court.

8.4	Waiver

Any Party may (i) extend the time for the performance of any of the obligations or acts of the other Party, (ii) waive compliance, except as provided herein, with any of the other Party’s agreements or the fulfillment of any conditions to its own obligations contained herein, or (iii) waive inaccuracies in any of the other Party’s representations or warranties contained herein or in any document delivered by the other Party; provided, however that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party and, unless otherwise provided in the written waiver, will be limited to the specific breach or condition waived.

ARTICLE 9
GENERAL PROVISIONS

9.1	Notices

All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or sent if delivered personally or sent by facsimile ore-mail transmission, or as of the following business day if sent by prepaid overnight courier, to the Parties at the following addresses (or at such other addresses as shall be specified by either Party by notice to the other given in accordance with these provisions):

if to Purchaser:

IAMGOLD Corporation
220 Bay Street
5th Floor
Toronto, Ontario
M5J 2W4

Attention: President and Chief Executive Officer
Facsimile: 416 360-4750
E-mail: jconway@iamgold.com

with a copy to (which shall not constitute notice):

Stikeman Elliott LLP
5300 Commerce Court West
199 Bay Street
Toronto, Ontario
M5L 1B9

Attention: Elizabeth Breen
Facsimile: 416 947-0866

if to Target:
Cambior Inc.
1111, rue Saint-Charles Ouest
Tour Est, bureau 750
Longueuil, Québec
J4K 5G4

Attention: President and Chief Executive Officer

Facsimile: 450 677-2648
E-mail: louis_gignac@cambior.com

with a copy to (which shall not constitute notice):

McCarthy Tétrault LLP
1000 De La Gauchetière Street West
Montreal, Québec H3B 0A2

Attention: Benjamin H. Silver

Telephone: 514 397-4154
Facsimile: 514 875-6246
E-Mail: bsilver@mccarthy.ca

9.2	Governing Law; Waiver of Jury Trial

This Agreement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of Québec and the laws of Canada applicable therein. Each of the Parties hereby irrevocably attorns to the non-exclusive jurisdiction of the Courts of the Province of Québec in respect of all matters arising under and in relation to this Agreement and the Arrangement.

9.3	Injunctive Relief

The Parties agree that irreparable harm would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached for which money damages would not be an adequate remedy at law. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions and other equitable relief to prevent breaches of this Agreement, any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief hereby being waived.

9.4	Time of Essence

Time shall be of the essence in this Agreement.

9.5	Entire Agreement, Binding Effect and Assignment

Purchaser may assign all or any part of its rights under this Agreement to, and its obligations under this Agreement may be assumed by a subsidiary or affiliate of Purchaser, provided that if such assignment and/or assumption takes place, Purchaser shall continue to be liable jointly and severally with such subsidiary or affiliate, as the case may be, for all of its obligations hereunder. This Agreement shall be binding on and shall enure to the benefit of the Parties and their respective successors and permitted assigns.

This Agreement (including the exhibits and schedules hereto), and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the Parties, or any of them, with respect to the subject matter hereof and thereof, including the Original Acquisition Agreement. Except as expressly permitted by the terms hereof, neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by either of the Parties without the prior written consent of the other Party.

9.6	Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Panics as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

9.7	No Third Party Beneficiaries

Except as provided in Section 7.7, and except for (i) the rights of the Target Shareholders and holders of Target Options to receive the consideration for their Target Shares or Target Options following the Effective Time pursuant to the Arrangement and (ii) the right of Target, on behalf of the Target Shareholders, to pursue damages following a termination of this Agreement for Purchaser’s breach of any representation and warranty, covenant or agreement set forth in this Agreement or fraud, which rights are hereby acknowledged and agreed by Purchaser, this Agreement is not intended to confer any rights or remedies upon any person other than the Parties to this Agreement.

9.8	Rules of Construction

The Parties to this Agreement have been represented by counsel during the negotiation and execution of this Agreement and waive the application of any Laws or rule of construction providing that ambiguities in any agreement or other document shall be construed against the Party drafting such agreement or other document.

9.9	Counterparts, Execution

This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

9.10	Confidentiality and Prohibited Trading

If and to the extent a Party provides information to the other Party in conjunction with any communication required or contemplated hereunder including, without limitation, for purposes of any notice, request for consent, obtaining Regulatory Approvals co-operation generally or responding to rights of access, and which has neither been previously disclosed in Target’s Public Disclosure Record or Purchaser’s Public Disclosure Record, as applicable, nor otherwise comprises part of the pubic domain, such other Party shall receive, keep and maintain such information in the strictest confidence and shall not disclose the same to any third party, except for legal and other advisors who similarly agree to comply with the terms of this covenant, except as otherwise required by law. The Parties will not trade in the securities of each other, or of any publicly traded entity to which such confidential information relates, and will take all commercially reasonable steps to prevent any director, officer or employee with access to such confidential information from so trading, all of the foregoing as required by applicable Law.

[Signature Page Follows]

IN WITNESS WHEREOF Purchaser and Target have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

IAMGOLD CORPORATION

By: (s) Joseph F. Conway
Name: Joseph F. Conway
Title: President & CEO

By: (s) Larry E. Phillips
Name: Larry E. Phillips
Title: VP, Corporate Affairs &
Corporate Secretary

CAMBIOR INC.

By: (s) Guy Dufresne
Name: Guy Dufresne
Title: Chairman of the Board

By: (s) Marc Dagenais
Name: Marc Dagenais
Title: VP, Legal Affairs

SCHEDULE A

ARRANGEMENT BY-LAW NO. 2006-A

ARRANGEMENT
UNDER SECTIONS 49 AND 123.107
OF THE COMPANIES ACT (QUÉBEC)

Article 1
INTERPRETATION

1.1        Definitions

In this Arrangement By-Law, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

"Acquisition Agreement" means the amended and restated acquisition agreement made as of September 29, 2006 among Purchaser and Target, as may be amended, supplemented and/or restated in accordance therewith prior to the Effective Date, providing for, among other things, the Arrangement;

"Amalco" means the company created by the amalgamation of Target and Subco and existing under the QCA, pursuant to the Arrangement;

"Amalco Shares" means the common shares in the share capital of Amalco having the rights, privileges, conditions and restrictions respectively set out in Appendix A of the Arrangement;

"Arrangement" means the arrangement made under Sections 49 and 123.107 of the QCA on the terms and subject to the conditions set out in this By-Law, subject to any amendments or variations thereto made in accordance with Article 8 of the Acquisition Agreement or Article 5 hereof or made at the direction of the Court in the Final Order;

"Articles of Arrangement" means the articles of Target confirming the Arrangement that are required by the QCA to be filed with the Enterprise Registrar after the Final Order is made, subject to the terms of the Acquisition Agreement;

"Business Day" means any day, other than a Saturday, a Sunday and a statutory holiday in Montreal, Québec or Toronto, Ontario;

"Certificate" means the certificate attesting to the amendment to the Articles of Target giving effect to the Arrangement, prepared and issued by the Enterprise Registrar pursuant to Section 123.109 of the QCA after the Articles of Arrangement have been filed;

"Circular" means the notice of the Target Meeting and accompanying Target management information circular, including all appendices thereto, to be sent to holders of Target Shares in connection with the Target Meeting;

"Court" means the Superior Court of Québec;

"Depositary" means such person as Purchaser may determine prior to the mailing of the Circular by notice in writing to Target, with whom Target Shares may be deposited by the holders thereof and Purchaser Shares shall be deposited by the Purchaser;

"Effective Date" means the date shown on the Certificate, provided that such date occurs on or prior to the Outside Date;

"Effective Time" means 12:01 a.m. (Eastern time) on the Effective Date;

"Enterprise Registrar" means the enterprise registrar appointed under the QCA;

"Exchange Ratio" means 0.42, subject to adjustments, if any, as provided in Section 3.2;

"Final Order" means the final order of the Court approving the Arrangement as such order may be amended by the Court at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed;

"holders" means, (a) when used with reference to the Target Shares, the holders of Target Shares shown from time to time in the register maintained by or on behalf of Target in respect of the Target Shares, (b) when used with reference to the Target Options, the holders of Target Options shown from time to time in the registers maintained by or on behalf of Target in respect of the Target Options, and (c) when used with reference to the Target Warrants, the holders of Target Warrants shown from time to time in the register maintained by or on behalf of Target in respect of the Target Warrants;

"Interim Order" means the interim order of the Court, as the same may be amended, in respect of the Arrangement, as contemplated by Section 2.5 of the Acquisition Agreement;

"Letter of Transmittal" means the letter of transmittal to be delivered by Target to the holders of Target Shares providing for the delivery of the Target Shares to the Depositary;

"Liens" means any hypothecs, mortgages, liens, charges, security interests, pledges, claims, rights of first offer or refusal, encumbrances and adverse rights or claims;

"Outside Date" means February 28, 2007, subject to the right of either Party (as defined in the Acquisition Agreement) to postpone the Outside Date for up to an additional 90 days (in 30-day increments) if the Regulatory Approvals (as defined in the Acquisition Agreement) have not been obtained and have not been denied by a non-appealable decision of a Governmental Entity (as defined in the Acquisition Agreement), by giving written notice to the other Party to such effect no later than 5:00 p.m. (Eastern time) on the date that is 15 days prior to the original Outside Date (and any subsequent Outside Date), or such later date as may be agreed to in writing by the Parties;

"Person" includes an individual, limited or general partnership, limited liability company, limited liability partnership, trust, joint venture, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

"Purchaser" means IAMGOLD Corporation, a corporation existing under the federal laws of Canada and any successor corporation thereto;

"Purchaser Shares" means the common shares in the share capital of Purchaser;

"Purchaser Warrant" means a warrant to purchase Purchaser Shares to be issued on the Effective Date to the holder of a Target Warrant, under a warrant indenture between Purchaser and Computershare Trust Company of Canada to be dated as of the Effective Date, with each such warrant entitling the holder thereof upon payment of an exercise price of $3.75 to purchase 0.42 of a Purchaser Share, provided that such warrants may only be exercised for whole Purchaser Shares. The term to expiry, conditions to and manner of exercising, and all other terms and conditions of such Purchaser Warrant will be substantially the same as those set forth in the Target Warrant Indenture;

"QCA" means the Companies Act (Québec), R.S.Q., c. C-38, as amended;

"Replacement Option" shall have the meaning ascribed thereto in Section 3.1(b)(v);

"Shareholder Rights Plan" means the Shareholder Rights Plan Agreement dated as of November 4, 2005 between Target and CIBC Mellon Trust Company, as amended from time to time;

"Subco" means IAMGOLD-QUEBEC Co., a corporation existing under the QCA that is a wholly-owned subsidiary of Purchaser;

"Target" means Cambior Inc., a company existing under the laws of the Province of Québec;

"Target Meeting" means the special meeting of holders of Target Shares, including any adjournment thereof, to be called and held in accordance with the Interim Order to consider the Arrangement;

"Target Option" means an option to purchase Target Shares granted by Target under the Target Stock Option Plan or otherwise;

"Target Shares" means the common shares in the capital of Target;

"Target Stock Option Plan" means the Stock Option Plan for Key Employees of Cambior Inc. and its subsidiaries;

"Target Warrant Indenture" means the Warrant Indenture dated as of August 5, 2003 between Target and CIBC Mellon Trust Company, as amended at any time prior to September 13, 2006;

"Target Warrant" means a Series C Common Share Purchase Warrant issued pursuant to the Target Warrant Indenture;

"Unexercised Option" shall have the meaning ascribed thereto in Section 3.1(b)(v).

1.2        Sections and Headings

The division of this Arrangement By-Law into sections and the insertion of headings are for reference purposes only and shall not affect the interpretation of this Arrangement By-Law. Unless otherwise indicated, any reference in this Arrangement By-Law to a section or an exhibit refers to the specified section of or exhibit to this Arrangement By-Law.

1.3        Number, Gender and Persons

In this Arrangement By-Law, unless the context otherwise requires, words importing the singular number include the plural and vice versa and words importing any gender include all genders.

1.4        Date of Any Action

In the event that any date on which any action is required to be taken hereunder by any of the parties hereto is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5        Time

Time shall be of the essence in every matter or action contemplated hereunder.

Article 2
BINDING EFFECT

2.1 Binding Effect

This Arrangement By-Law will become effective at, and the steps contemplated thereby will be binding at and after, the Effective Time on (i) Target, (ii) Purchaser, (iii) Subco, (iv) Amalco (v) all holders and all beneficial owners of Target Shares, (vi) all holders of Target Options, and (vii) all holders and all beneficial owners of Target Warrants.

Article 3
ARRANGEMENT

3.1 Arrangement

Commencing at the Effective Time, the following shall occur and shall be deemed to occur in the following order without any further act or formality:

(a)     Target and Subco shall be amalgamated and shall continue in existence as one and the same company, being Amalco, under the QCA on the following terms and conditions:

(i)    the name of Amalco shall be Cambior Inc. in the English and French language forms;

(ii)   the head office of Amalco shall be situated in the Province of Québec and the address of its head office shall be 1111 St-Charles Street West, Suite 750 Longueuil, Québec, J4K 5G4;

(iii)  Amalco shall be authorized to issue an unlimited number of Amalco Shares, without par value and without any share capital limit, having the rights, privileges, conditions and restrictions respectively set out in Appendix A of the Arrangement;

(iv)  there shall be no restrictions on the activities that Amalco is authorized to carry on, nor any restrictions on the transfer of Amalco Shares;

(v)   the board of directors of Amalco will consist of not less than one and not more than ten directors, the exact number of which shall be determined by the directors from time to time;

(vi)  the first directors of Amalco who shall hold office until the next annual meeting of shareholders of Amalco or until their successors are elected or appointed, shall be the persons whose names, addresses and occupation appear below:

Name	Address	Occupation
Joseph F. Conway	1111, rue Saint-Charles Ouest	President and Chief
	Tour Est, bureau 750	Executive Officer
	Longueuil, QC J4K 5G4	of Purchaser
Larry Phillips	1111, rue Saint-Charles Ouest	Vice President,
	Tour Est, bureau 750	Corporate Affairs
	Longueuil, QC J4K 5G4	and Corporate
Secretary of
Purchaser

(vii)  the by-laws of Amalco shall be the by-laws of Target in effect prior to the Effective Time;

(viii) all of the rights and properties of Target and Subco immediately before the Effective Date become the rights and properties of Amalco by virtue of the Arrangement;

(ix)   all of the liabilities of Target and Subco immediately before the Effective Date become the liabilities of Amalco by virtue of the Arrangement; and

(x)   the Articles of Arrangement shall be the articles of amalgamation of Subco and Target referred to in section 123.117 of the QCA and the Certificate shall be the certificate of amalgamation referred to in section 123.119 of the QCA;

(b)    on the amalgamation referred to in 3.1(a) above:

(i)    each of the Target Shares outstanding immediately prior to the Effective Time (other than those held by Purchaser, if any) shall be cancelled and each holder thereof (other than Purchaser) shall receive such number of duly authorized, fully-paid and non-assessable Purchaser Shares equal to the product of the number of such Target Shares held by such holder multiplied by the Exchange Ratio;

(ii)    each Target Share outstanding immediately prior to the Effective Time held by the Purchaser, if any, shall be converted into one Amalco Share;

(iii)   each of the common shares of Subco outstanding immediately prior to the Effective Time shall be converted into one Amalco Share;

(iv)  all of the Target Warrants outstanding immediately prior to the Effective Time shall be cancelled and, in consideration for such cancellation, each holder thereof shall be issued by Purchaser one Purchaser Warrant for each Target Warrant cancelled. Warrant certificates previously evidencing Target Warrants shall thereafter evidence and be deemed to evidence Purchaser Warrants issued in replacement thereof;

(v)   each outstanding Target Option that is not exercised prior to the Effective Time ("Unexercised Option") shall be cancelled and, in consideration for such cancellation, such holder shall receive from Purchaser a fully vested option (a "Replacement Option") to purchase Purchaser Shares entitling the holder thereof, upon delivery to the executive offices of the Purchaser of a duly completed exercise notice addressed to the Corporate Secretary of the Purchaser, to purchase a number of Purchaser Shares equal to the product of the number of Target Shares issuable upon exercise of such Unexercised Option multiplied by the Exchange Ratio. Such Replacement Option shall provide for an exercise price per Purchaser Share equal to the exercise price per Target Share of such Unexercised Option immediately prior to the Effective Time divided by the Exchange Ratio; provided, however, that in no circumstance shall the exercise price per Purchaser Share be less than $.01 and if the calculation results in an exercise price of less than $.01, the exercise price shall be deemed to be $.01 per Purchaser Share. If the foregoing calculation results in a Replacement Option (A) being exercisable for a fraction of a Purchaser Share, then the number of Purchaser Shares subject to such Replacement Option shall be rounded down to the next whole number of Purchaser Shares, or (B) having an exercise price per Purchaser Share that is a fraction of a cent, then the exercise price per Purchaser Share under such Replacement Option shall be rounded up to the next whole cent. In addition, if required, the exercise price of each Replacement Option will be increased such that the excess, if any, of the aggregate fair market value of the Purchaser Shares subject to such Replacement Option immediately after the Effective Time over the aggregate exercise price under the Replacement Option equals the excess, if any, of the aggregate fair market value of the Target Shares subject to the Target Stock Option Plan immediately before the Effective Time over the aggregate exercise price under such Target Stock Option Plan. Except as set forth above, all other terms and conditions of such Replacement Option (including the terms and conditions set forth in the Target Stock Option Plan to the extent such plan was previously applicable to such Unexercised Option) will be the same as the terms and conditions of such Unexercised Option. Any document or agreement previously evidencing such Unexercised Option shall thereafter evidence and be deemed to evidence such Replacement Options;

(c)     the Target Stock Option Plan shall be cancelled;

(d)   in consideration for Purchaser issuing Purchaser Shares to holders of Target Shares pursuant to Section 3.1(b)(i), Amalco will issue to Purchaser a number of Amalco Shares equal to the aggregate number of Purchaser Shares issued to the holders of Target Shares;

(e)    in consideration for the Purchaser issuing Purchaser Warrants to holders of Target Warrants pursuant to Section 3.1(b)(iv), Amalco will issue to Purchaser a number of Amalco Shares equal to the aggregate number of Purchaser Shares to be issued to the holders of Target Warrants;

(f)     in consideration for the Purchaser issuing Replacement Options to holders of Unexercised Options pursuant to Section 3.1(b)(v), Amalco will issue to Purchaser a number of Amalco Shares equal to the aggregate number of Purchaser Shares to be issued to the holders of Unexercised Options; and

(g)     the Shareholder Rights Plan shall be cancelled.

3.2        Adjustments to Exchange Ratio

In the event that Target changes the number of Target Shares or securities convertible or exchangeable into or exercisable for Target Shares, or Purchaser changes the number of Purchaser Shares or securities convertible or exchangeable into or exercisable for Purchaser Shares, issued and outstanding prior to the Effective Time as a result of a reclassification, stock split (including reverse split), dividend or distribution, recapitalization, merger, subdivision, combination, issuer tender or exchange offer, or other similar transaction, the Exchange Ratio will be adjusted appropriately to provide the holders of Target Shares, Target Options and Target Warrants the same economic effect as contemplated by the Acquisition Agreement and this Arrangement By-Law prior to such reclassification, split, dividend, distribution, recapitalization, merger, subdivision, combination, tender or exchange offer or similar transaction.

Article 4
CERTIFICATES AND FRACTIONAL SHARES

4.1        Issuance of Certificates Representing Purchaser Shares

At or as promptly as practicable after the Effective Time, Purchaser shall deposit with the Depositary, for the benefit of the holders of Target Shares who will receive Purchaser Shares in connection with the Arrangement, certificates representing the Purchaser Shares issuable under the Arrangement. Upon surrender to the Depositary for transfer to Purchaser of a certificate which immediately prior to or upon the Effective Time represented Target Shares in respect of which the holder is entitled to receive Purchaser Shares under the Arrangement, together with a duly completed Letter of Transmittal and such other documents and instruments as would have been required to effect the transfer of the Target Shares formerly represented by such certificate under the QCA and the by-laws of Target, and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and after the Effective Time the Depositary shall deliver to such holder, a certificate representing that number of Purchaser Shares which such holder has the right to receive (together with any dividends or distributions with respect thereto pursuant to Section 4.2) and any certificate so surrendered shall forthwith be transferred to Purchaser. In the event of a transfer of ownership of Target Shares that was not registered in the securities register of Target, a certificate representing the proper number of Purchaser Shares may be issued to the transferee if the certificate representing such Target Shares is presented to the Depositary as provided above, accompanied by all documents required to evidence and effect such transfer. Until surrendered as contemplated by this Section 4.1, each certificate which immediately prior to or upon the Effective Time represented one or more Target Shares, under the Arrangement, that were exchanged or were deemed to be exchanged for Purchaser Shares pursuant to Section 3.1(b)(i), shall be deemed at all times at and after the Effective Time to represent only the right to receive upon such surrender (i) a certificate representing that number of Purchaser Shares which such holder has the right to receive as contemplated by this Section 4.1 and (ii) any dividends or distributions with a record date after the Effective Time theretofor paid or payable with respect to the Purchaser Shares as contemplated by Section 4.2.

4.2        Distribution with Respect to Unsurrendered Certificates

No distribution paid, declared or made with respect to Purchaser Shares with a record date after the Effective Time, shall be paid to the holder of any unsurrendered certificate which immediately prior to the Effective Time represented outstanding Target Shares that were exchanged for Purchaser Shares pursuant to Section 3.1(b)(i) unless and until the holder of such certificate shall comply with the provisions of Section 4.1. Subject to applicable law, at the time such holder shall have complied with the provisions of Section 4.1, there shall be paid to the holder of the certificates formerly representing Target Shares, without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time theretofor paid with respect to the Purchaser Shares, to which such holder is entitled pursuant hereto and (ii) on the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to the date of compliance by such holder with the provisions of Section 4.1 and a payment date subsequent to the date of such compliance and payable with respect to Purchaser Shares.

4.3         No Fractional Shares

No fractional Purchaser Shares will be issued under the Arrangement, and any resulting fractional Purchaser Shares shall be rounded down or up, as appropriate, to the closest whole number, it being understood for greater certainty that 0.5 Purchaser Shares shall be rounded down to the closest whole number.

4.4         Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Target Shares that were exchanged pursuant to Section 3.1(b)(i) shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, one or more certificates representing one or more Purchaser Shares pursuant to Section 4.1 and such holder's Letter of Transmittal, in each case deliverable in accordance with Section 3.1(b)(i). When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom the payment is made shall, as a condition precedent to the delivery thereof, give a bond satisfactory to Purchaser and the Depositary in such sum as Purchaser may direct or otherwise indemnify Purchaser in a manner satisfactory to Purchaser against any claim that may be made against Purchaser with respect to the certificate alleged to have been lost, stolen or destroyed.

4.5         Extinction of Rights

Any certificate which immediately prior to the Effective Time represented outstanding Target Shares that was exchanged pursuant to Section 3.1(b)(i) that has not been deposited with all other instruments required by Section 4.1, on or prior to the sixth anniversary of the Effective Date shall cease to represent a claim or interest of any kind or nature to Purchaser Shares. On such date, Purchaser Shares (and any dividends, distributions, cash and interest in respect thereof) received by the former holder of the certificate referred to in the preceding sentence shall be deemed to have been cancelled for no consideration. None of Purchaser, Target, Amalco or the Depositary shall be liable to any Person in respect of any Purchaser Share (any dividends, distributions, cash or interest with respect thereto) delivered to a public official pursuant to and in compliance with any applicable abandoned property or similar law.

4.6        Certificates Representing Purchaser Warrants

After the Effective Time, each certificate formerly representing Target Warrants will be deemed to represent Purchaser Warrants on the basis provided for in Section 3.1(b)(iv), provided that upon any transfer of such certificate formerly representing Target Warrants after the Effective Time, Purchaser shall issue a new certificate representing the Purchaser Warrants and such certificate formerly representing Target Warrants shall be deemed to be cancelled.

4.7        Withholding Rights

Target, Purchaser, Amalco and the Depositary shall be entitled to deduct and withhold from any consideration otherwise payable to any holder of Target Shares, Target Options or Target Warrants under this Arrangement By-Law, such amounts as Target, Purchaser, Amalco or the Depositary is entitled or required to deduct and withhold with respect to such payment under the Income Tax Act (Canada), the United States Internal Revenue Code of 1986 or any provision of provincial, state, local or foreign tax law, in each case, as amended or succeeded. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes as having been paid to the holder of the Target Shares, Target Options or Target Warrants, as the case may be, in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. Target, Purchaser, Amalco and the Depositary are hereby authorized to sell or otherwise dispose of such portion of the Target Shares, Target Option or Target Warrants as is necessary to provide sufficient funds to Target, Purchaser, Amalco or the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirement or entitlement and Target, Purchaser, Amalco or the Depositary shall notify the holder thereof and remit to the holder thereof any unapplied balance of the net proceeds of such sale.

Article 5
AMENDMENTS

5.1        Amendments to this Arrangement By-Law

(a)    Target reserves the right to amend, modify and/or supplement this Arrangement By-Law at any time and from time to time prior to the Effective Date, provided that each such amendment, modification and/or supplement must be (i) set out in writing, (ii) approved by Purchaser, (iii) filed with the Court and, if made following the Target Meeting, approved by the Court and (iv) communicated to holders of Target Shares if and as required by the Court.

(b)    Any amendment, modification or supplement to this Arrangement By-Law may be proposed by Target at any time prior to the Target Meeting (provided that Purchaser shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Target Meeting (other than as may be required under the Interim Order), shall become part of this Arrangement By-Law for all purposes.

(c)   Any amendment, modification or supplement to this Arrangement By-Law that is approved by the Court following the Target Meeting shall be effective only if (i) it is consented to by each of Target and the Purchaser and (ii) if required by the Court, it is consented to by holders of the Target Shares voting in the manner directed by the Court.

(d)    Any amendment, modification or supplement to this Arrangement By-Law may be made following the Effective Date unilaterally by Purchaser, provided that it concerns a matter which, in the reasonable opinion of Purchaser, is of an administrative nature required to better give effect to the implementation of this Arrangement By-Law and is not adverse to the financial or economic interests of any holder of Target Shares.

Article 6
GENERAL

6.1        Coming into force

This Arrangement By-Law will come into force and effect on the time and date shown in the Articles of Arrangement to be issued by the Enterprise Registrar pursuant to section 123.109 of the QCA giving effect to the this Arrangement By-Law.

6.2        General

Any director or officer of Target is hereby authorized to execute and file articles of amendment and to execute and deliver all other documents and do all such other acts and things necessary or desirable to give efect to this Arrangement By-Law.

6.3        Further Assurances

Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in this Arrangement By-Law without any further act of formality, each of the parties to the Acquisition Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transcations or events set out herein.

APPENDIX A

RIGHTS, PRIVILEGES, RESTRICTIONS AND CONDITIONS OF
COMMON SHARES OF CAMBIOR INC.

The rights, privileges, restrictions and conditions attaching to the common shares of Cambior Inc. (the "Company") shall be as follows:

1. Dividends

The holders of the common shares shall be entitled to receive dividends if, as and when declared by the Board of Directors of the Company out of the assets of the Company properly available for the payment of dividends of such amounts and payable in such manner as the Board of Directors may from time to time determine.

2. Voting Rights

The holders of the common shares shall be entitled to receive notice of and to attend any meeting of the shareholders of the Company and shall be entitled to one vote in respect of each common share held at such meetings.

3. Liquidation, Dissolution or Winding-Up

In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the property or assets of the Company among its shareholders for the purpose of winding-up its affairs, the holders of the common shares shall be entitled to receive the remaining property and assets of the Company.

SCHEDULE B

Regulatory Approvals

Part A - Canada

  Approval pursuant to the Competition Act.
  Interim Order.
  Final Order.
  Approval of the Toronto Stock Exchange.
  Approvals of the Canadian Securities Administrators as required.

Part B - United States

  Approval of the New York Stock Exchange.
  Compliance with any applicable requirements of United States federal securities laws.

Part C - Other/General

  Approval by the French Government Authorities of Target's change of control.

SCHEDULE C

Data Room Documents

  Acquisition Ariane (CD-Rom) December 2003
  Sleeping Giant 50% Acquisition Closing Book
  Sequoia Acquisition Closing Book
  Minutes of the Board and various committees (such as the HR and Corporate Governance Committee) as well as meeting records of various committees
  Litigation chart of the Company updated as of June 30, 2006 (we then requested more information regarding the following cases: (i) Crown v. Cambior ($25,000), (ii) Judith David and al. v. OGML Class Action ($2 Billion) and (iii) Rosebel (claim for damages- $205,000)